Brookfield Renewable Energy Partners L.P.

Q1 2015 INTERIM REPORT

TABLE OF CONTENTS

Letter To Shareholders	1
Generation and Financial Review for The Three Months Ended March 31, 2015	10
Analysis Of Consolidated Financial Statements and Other Information	18
Unaudited Interim Consolidated Financial Statements as at and for The Three
Months Ended March 31, 2015	36

our operations

We operate our facilities through continental operating platforms in North America, Latin America and Europe which are designed to maintain and enhance the value of our assets, while cultivating positive relations with local stakeholders. We own and manage 208 hydroelectric generating stations, 37 wind facilities, two natural gas-fired plants and three biomass facilities. Overall, the assets we own or manage have 7,265 MW of generating capacity and annual generation of 25,562 GWh based on long-term averages. The table below outlines our portfolio as at March 31, 2015:

	River		Generating	Capacity(1)	LTA(1)(2)	Storage
	Systems	Facilities	Units	(MW)	(GWh)	(GWh)
Hydroelectric
North America(3)
United States	30	135	420	3,190	11,367	3,582
Canada	19	33	73	1,361	5,173	1,261
	49	168	493	4,551	16,540	4,843
Latin America(4)	25	40	85	713	3,767	N/A
	74	208	578	5,264	20,307	4,843
Wind
North America
United States	-	8	721	536	1,394	-
Canada	-	3	220	406	1,197	-
	-	11	941	942	2,591	-
Latin America	-	5	75	150	602	-
Europe	-	21	265	574	1,475	-
	-	37	1,281	1,666	4,668	-
Other(5)	-	5	11	335	587	-
	74	250	1,870	7,265	25,562	4,843

(1)            Includes 100% of capacity and generation from equity-accounted investments.

(2)            Long-term average (“LTA”) is calculated on an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date.

(3)            Hydroelectric LTA is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 30 years.

(4)            Hydroelectric assets located in Brazil benefit from a market framework which levelizes generation risk across producers.

(5)            Includes two natural gas-fired plants in North America and three biomass facilities in Latin America.

The following table presents the annualized long-term average generation of our portfolio as at March 31, 2015 on a quarterly basis:

GENERATION (GWh)(1)(2)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America(3)
United States	3,213	3,239	2,114	2,801	11,367
Canada	1,229	1,580	1,162	1,202	5,173
	4,442	4,819	3,276	4,003	16,540
Latin America(4)	1,000	945	893	929	3,767
	5,442	5,764	4,169	4,932	20,307
Wind
North America
United States	311	468	341	274	1,394
Canada	324	292	238	343	1,197
	635	760	579	617	2,591
Latin America	82	104	213	203	602
Europe	440	317	285	433	1,475
	1,157	1,181	1,077	1,253	4,668
Other(5)	52	162	205	168	587
Total	6,651	7,107	5,451	6,353	25,562

(1)            Includes 100% of generation from equity-accounted investments.

(2)            LTA is calculated on an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date.

(3)            Hydroelectric LTA is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 30 years.

(4)            Hydroelectric assets in Brazil benefit from a market framework which levelizes generation risk across producers.

(5)            Includes two natural gas-fired plants in North America and three biomass facilities in Latin America.

Statement Regarding Forward-Looking Statements and Use of Non-IFRS Measures

This Interim Report contains  forward-looking information within the meaning of U.S. and Canadian securities laws. We may make such statements in this Interim Report, in other filings with the U.S. Securities and Exchange Commission (“SEC”) or in other communications with Canadian regulators - see “Cautionary Statement Regarding Forward-Looking Statements”. We make use of non-IFRS measures in this Interim Report  - see “Cautionary Statement Regarding Use Of Non-IFRS Measures”. This Interim Report, our Form 20-F  and additional information filed with the SEC and with securities regulators in Canada are available on our website at www.brookfieldrenewable.com, on the SEC’s website at www.sec.gov  or on SEDAR’s website at www.sedar.com.

Letter to SHAREHOLDERS

Brookfield Renewable’s operations continued to perform well in the first quarter. Our operating teams preserved high reliability and availability metrics across their respective platforms while continuing to enhance the long-term value of our renewable assets and the many energy products and services we provide. While unfavourable hydrology in Brazil and the United States impacted our quarterly results, the prospects for continued growth in our core markets remains strong, as evidenced by recent portfolio acquisitions in South America and Europe, as well as rising price signals in North America.

Acquisition and Development

With the acquisition of more than 500 megawatts of capacity in South America and Europe since the beginning of the year and a robust acquisition and development pipeline, we are on track to meet our growth and investing objectives in 2015.

During the quarter, we substantially completed the acquisition of a 488 megawatt diversified portfolio in Brazil which has significantly expanded our operating capacity in the country while adding two new technologies to our Brazilian operation – wind and biomass. The portfolio includes a 120 megawatt hydroelectric facility, the acquisition of which is expected to be completed in the second quarter.

We also completed, with our institutional partners, the acquisition of a 123 megawatt operating wind portfolio in Portugal from a local developer. Comprised of two wind farms with expansion opportunities, this transaction adds high-quality renewable power assets to our growing European platform and provides a vantage point for further expansion within Iberia, a region with significant hydro, wind and solar investment potential.

We continue to advance our development pipeline with the objective of bringing 500 to 750 megawatts of greenfield projects into operation over the next five years. We recently achieved full commissioning of two wind projects in Ireland totaling 125 megawatts, with another 12 megawatt facility on track to achieve commercial operation in the summer of 2015. In Brazil, construction has begun on a 28 megawatt hydro project and a 55 megawatt expansion of a biomass facility, both of which were acquired in recent transactions. In addition, our 25 megawatt Serra dos Cavalinhos hydroelectric project remains on scope, schedule and budget, and remains on track for commercial operation in Q1 2017.

Over the long term, our ability to commercialize projects and de-risk cash flows can lead to significant enhancement of shareholder value. In that regard, fully contracted renewable energy assets, particularly in North America, are currently attracting very strong valuations. Accordingly, we are selectively exploring sale opportunities, such as in our wind portfolio, where we can crystallize very strong returns having maximized value over a relatively short period of time.

Long-term Rising Price Environment

As we have highlighted previously, our strategy is to leverage our integrated operating platform to produce growing cash flows for our shareholders and deliver an annual total return in the range of 12-15% over the long term. This approach to value creation is three-fold: 1) manage and market our products and services to capture the upside of rising prices; 2) advance our high quality, proprietary development pipeline at premium returns; and 3) grow margins and reduce risk through strong internal operating expertise. This approach has proven successful in the past and gives us confidence that we can continue to meet our objectives for cash flow and distribution growth.

In North America, prices for both energy and capacity continue to trend higher relative to the cyclical lows experienced during the last few years. As a result, the merchant assets we have added to the business

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

over the last three years are performing in line with our expectations and substantially above our underwritten cash flows. We have made good progress with our contracting initiatives, having successfully secured capacity contracts for our New England and PJM-based assets. Moreover, a number of jurisdictions, in which we have assets, are in the process of issuing requests for proposals for long-term energy or capacity contracts. We expect that in time, these will yield additional opportunities for our merchant assets as well as for the potential development of new projects.

Financial Results

Funds From Operations of $153 million in the quarter was below expectation due to lower inflows in the northeastern United States, and drought conditions in Brazil which led to lower assured energy levels across the country. While we expect current conditions in Brazil to persist through 2015, we have proactively reduced the contracted portion of our generation in Brazil to 80% entering the year, in anticipation of both weak hydrology and high prices. Given our conservative capitalization structure, high cash margins, and the relative size of our Brazil operations in our global portfolio, the impact to the overall business is relatively modest and will not affect our growth, distribution or investing plans. With a conservative balance sheet, we continue to plan and manage the business based on long-term averages, which mitigates the impact of the fluctuations that are an inevitable part of the hydrology cycle.

Looking Ahead

Looking ahead, we remain excited by the size and quality of our transaction pipeline. Whether the result of unsustainably low energy prices, underinvestment in new supply, legacy asset retirements, renewable power standards or other climate change objectives, each of our markets is characterized by drivers which are providing opportunities to grow and diversify. Our focus on direct origination and bilateral negotiations in many instances allows us to surface opportunities while bypassing competitive sales processes.

Our liquidity position remains strong, aided by an ability to harvest low-cost sources of capital. During the quarter we raised C$400 million through the issuance of 10-year notes bearing an interest rate of 3.75%. We also completed the refinancing of a Canadian hydro facility which not only took place at an attractive rate of 2.95% but also unlocked $20 million in upfinancing proceeds. As indicated earlier, recent capacity auctions and rising energy prices are providing a strong backdrop to financing markets for power assets and as a result, we believe we are well positioned to surface an incremental $200-300 million annually from select assets over the next few years.

The diversified and robust nature of the business, with its multiple operating and growth levers, allows us to navigate short-term fluctuations while continuing to build long-term shareholder value.

We look forward to reporting on our progress throughout the year and thank you for your continued support.

Sincerely,

Richard Legault

Chief Executive Officer

May 6, 2015

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

Our Competitive Strengths

Brookfield Renewable Energy Partners L.P. ("Brookfield Renewable") is the owner and operator of a diversified portfolio of high quality assets that produce electricity from renewable resources.

Our business model is to utilize our global reach to identify and acquire high quality renewable power generating assets at favorable valuations, finance them on a long-term, low-risk basis, and enhance the cash flows and values of these assets using our experienced operating teams to earn reliable, attractive, long-term total returns for the benefit of our shareholders.

One of the largest, listed pure-play renewable platforms. We own one of the world’s largest, publicly-traded, pure-play renewable power portfolios with approximately $20 billion in assets, 7,265 MW of installed capacity, and long-term average generation from operating assets of 25,562 GWh. Our portfolio includes 208 hydroelectric generating stations on 74 river systems, 37 wind facilities and three biomass facilities, diversified across 14 power markets in North America, Latin America and Europe.

Generation by Technology	Generation by Market

Focus on attractive hydroelectric asset class.  Our assets are predominantly hydroelectric and represent one of the longest life, lowest-cost and most environmentally-preferred forms of power generation. Our North American assets have the ability to store water in reservoirs approximating 29% of their annualized long-term average generation. Our assets in Brazil benefit from a framework in that country that levelizes generation risk across hydroelectric producers. The ability to store water in reservoirs in North America and to benefit from levelized generation in Brazil provides partial protection against short-term changes in water supply. As a result of our scale and the quality of our assets, we are competitively positioned compared to other listed renewable power platforms, providing significant scarcity value to investors.

Well positioned for global growth mandate. We have strong organic growth potential with an approximate 2,000 MW development pipeline spread across all of our operating jurisdictions, combined with the ability to capture operating efficiencies and the value of rising power prices for the market-based portion of our portfolio. Our organic growth is complemented by our strong acquisition ability. Over the last ten years, we have acquired or commissioned 86 hydroelectric assets totaling approximately 2,650 MW, 37 wind assets totaling approximately 1,670 MW and three biomass assets totaling 120 MW. For the three months ended March 31, 2015, we acquired or commissioned hydroelectric assets, wind assets and biomass assets that have an installed capacity of 43 MW, 398 MW and 120 MW, respectively. Our ability to develop and acquire assets is strengthened by our established operating and project development

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

teams, strategic relationship with Brookfield Asset Management, and our strong liquidity and capitalization profile. We have, in the past, and may continue in the future to pursue the acquisition or development of assets through arrangements with institutional investors in Brookfield Asset Management sponsored or co-sponsored partnerships.

Attractive distribution profile.  We pursue a strategy which we expect will provide for highly stable, predictable cash flows sourced from predominantly long-life hydroelectric assets ensuring an attractive distribution yield. We target a distribution payout ratio in the range of approximately 60% to 70% of Funds From Operations and a long-term distribution growth rate target to a range of 5% to 9% annually.

Stable, high quality cash flows with attractive long-term value for limited partnership unitholders.  We intend to maintain a highly stable, predictable cash flow profile sourced from a diversified portfolio of low operating cost, long-life hydroelectric and wind assets that sell electricity under long-term, fixed price contracts with creditworthy counterparties. Approximately 88% of our 2015 generation output is sold pursuant to power purchase agreements to public power authorities, load-serving utilities, industrial users or to affiliates of Brookfield Asset Management. The power purchase agreements for our assets have a weighted-average remaining duration of 17 years, providing long-term cash flow stability.

Strong financial profile. With approximately $20 billion of assets, our debt to total capitalization is 42% and approximately 77% of our borrowings are non-recourse to Brookfield Renewable. Corporate borrowings and subsidiary borrowings have weighted-average terms of approximately seven and ten years, respectively. Our available liquidity at quarter end includes approximately $1.3 billion of cash and cash equivalents and the available portions of credit facilities.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

Management’s Discussion and Analysis

For the three months ended March 31, 2015

HIGHLIGHTS FOR THE THREE MONTHS ENDED MARCH 31, 2015

Operating Results

The entire portfolio continued to maintain high availability and reliability with no material unplanned outages. Total generation was 5,823 GWh, compared to the long-term average of 6,516 GWh and to 5,711 GWh from the prior year. Revenues were $441 million, compared to $480 million in the prior year. Net income was $51 million, compared to $125 million in the prior year.

Adjusted EBITDA was $338 million, compared to $360 million in the prior year. Funds From Operations was $153 million, compared to $185 million in the prior year.

North America

•          The hydroelectric portfolio generated 3,763 GWh, below the long-term average of 3,995 GWh and a decrease from the prior year of 139 GWh. Lower generation levels in the United States were partly offset by the above long-term average inflows in our Canadian portfolio

•          The incremental generation and revenues from a full period’s contribution from the hydroelectric facilities acquired last year in Pennsylvania and Maine was 224 GWh and $20 million, respectively

•          The hydroelectric facility in British Columbia commissioned last year contributed 50 GWh and $7 million of revenues

•          The wind portfolio experienced lower wind conditions resulting in generation levels of 484 GWh, below the long-term average of 635 GWh and a decrease from prior year generation of 610 GWh

Latin America

•          The hydroelectric portfolio generated 739 GWh, below assured levels of 947 GWh and a decrease of 360 GWh from the prior year as a result of the continuing drought conditions in Brazil. The impact of the adverse conditions on our financial results was partly reduced by our participation in the balancing pool administered by the Brazilian government, and by maintaining a lower level of contracted generation

Europe

•          The wind portfolio experienced higher wind conditions resulting in generation levels of 451 GWh, above the long-term average of 440 GWh.  The Irish wind facilities acquired last year contributed 360 GWh and $31 million of revenues, while the wind facilities acquired in Portugal in February 2015 contributed 91 GWh and $9 million of revenues

Growth and Development

Along with our institutional partners, we completed acquisitions of 436 MW in operating renewable power generation facilities and 102 MW of advanced renewable development projects:

•          313 MW operating renewable power generation portfolio in Brazil which comprises of 43 MW of hydroelectric, 150 MW of wind, and 120 MW of biomass generating capacity. The portfolio is expected to generate 1,264 GWh annually. We also acquired a 55 MW biomass development project expected to generate 186 GWh annually that will be fully commissioned in 2016. The acquisition of a 120 MW hydroelectric facility in Brazil, expected to generate 527 GWh annually, is expected to close in the second quarter of 2015

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

•          123 MW wind portfolio in Portugal expected to generate 260 GWh annually

•          Two hydroelectric development projects in Brazil totalling 47 MW expected to generate 280 GWh annually and be fully commissioned in 2017.  These projects will begin development in 2015

We achieved full commissioning on 125 MW of wind facilities and continued construction on scope, schedule and budget on 37 MW of development projects:

•          Two Irish wind facilities totaling 125 MW, expected to generate 349 GWh annually, were fully commissioned

•          12 MW Irish wind development project, expected to generate 33 GWh annually, is on schedule to be fully commissioned in mid-2015

•          25 MW hydroelectric development project in Brazil, expected to generate 119 GWh annually, is on schedule to be fully commissioned in 2017

Brookfield Renewable retains an approximate 40% controlling interest in the above-noted acquisitions, recently commissioned facilities and development projects.

Liquidity and Capital Resources

Our available liquidity at quarter-end included approximately $1.3 billion of cash and cash equivalents and the available portions of credit facilities. Our debt to total capitalization is 42% and approximately 77% of our borrowings are non-recourse to Brookfield Renewable.

During the quarter, we completed the following financing initiatives:

•          Issued C$400 million ($317 million) of medium-term corporate notes, maturing in June 2025 at a fixed rate of 3.75%

•          Secured an 18-month extension on $75 million of debt associated with a portfolio of hydroelectric and wind facilities in the United States held through the Brookfield Americas Infrastructure Fund. The debt bears interest at LIBOR plus 2.75%, and matures in August 2016

•          Refinanced indebtedness associated with a 45 MW hydroelectric portfolio in British Columbia by issuing C$90 million ($76 million) of bonds with an interest rate of 2.95%, maturing in May 2023.

Corporate borrowings and subsidiary borrowings have weighted-average terms of approximately seven and ten years, respectively.

We increased LP Unitholder distributions to $1.66 per LP Unit on an annualized basis, an increase of 11 cents per LP Unit, which took effect with the distribution payable on March 31, 2015.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

HISTORICAL OPERATIONAL AND FINANCIAL INFORMATION

THREE MONTHS ENDED MARCH 31	2015	2014
(MILLIONS, EXCEPT AS NOTED)
Operational information:(1)
Capacity (MW)	7,265	6,057
Long-term average generation (GWh)(2)	6,516	5,770
Actual generation (GWh)(2)	5,823	5,711
Average revenue ($ per MWh)	76	84
Selected financial information:
Revenues	$441	$480
Adjusted EBITDA(3)	338	360
Funds From Operations(3)	153	185
Adjusted Funds From Operations(3)	138	171
Net income	51	125
Funds From Operations per LP Unit(3)(4)	0.56	0.70
Distributions per LP Unit(5)(6)	1.59	1.48
	Mar 31	Dec 31
(MILLIONS, EXCEPT AS NOTED)	2015	2014
Balance sheet data:
Property, plant and equipment, at fair value	$18,361	$18,566
Equity-accounted investments	256	273
Total assets	19,685	19,849

Long-term debt and credit facilities	7,834	7,678
Deferred income tax liabilities	2,547	2,637
Total liabilities	11,130	10,968

Preferred equity	667	728
Participating non-controlling interests -
in operating subsidiaries	2,323	2,062
General partnership interest in a holding
subsidiary held by Brookfield	54	59
Participating non-controlling interests - in a
holding subsidiary - Redeemable
/Exchangeable units held by Brookfield	2,617	2,865
Limited partners' equity	2,894	3,167
Total equity	8,555	8,881
Debt to total capitalization(7)	42%	40%

(1)       Includes 100% of capacity and generation from equity-accounted investments.

(2)       For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)       Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, “Financial Review by Segments for the Three Months Ended March 31, 2015”.

(4)       For the three months ended March 31, 2015, weighted average LP units, Redeemable/Exchangeable units and General Partnership units totaled 275.7 million (2014: 265.3 million).

(5)       Figure is based on last twelve months of operations.

(6)       Represents distributions per unit to holders of Redeemable/Exchangeable partnership units, LP Units and GP interest.

(7)       Total capitalization is calculated as total debt plus deferred income tax liabilities, net of deferred income tax assets, and equity.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

This Management’s Discussion and Analysis for the three months ended March 31, 2015 is provided as of May 6, 2015. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our” mean Brookfield Renewable Energy Partners L.P. and its controlled entities.

Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

Unless otherwise indicated, all dollar amounts are expressed in United States (“U.S.”) dollars.

The ultimate partner of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as Brookfield in this Management’s Discussion and Analysis.

PRESENTATION TO PUBLIC STAKEHOLDERS

Brookfield Renewable’s consolidated equity interests include the non-voting limited partnership units ("LP Units") held by public unitholders, Redeemable/Exchangeable partnership units in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield (“Redeemable/Exchangeable partnership units”), and a general partnership interest in BRELP held by Brookfield (“GP interest”). The LP Units and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the Redeemable/Exchangeable partnership units provide Brookfield the right to request that their units be redeemed for cash consideration. In the event that Brookfield exercises this right, Brookfield Renewable has the right, at its sole discretion, to satisfy the redemption request with LP Units, rather than cash, on a one-for-one basis. Brookfield, as holder of Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.

Given the exchange feature referenced above, we are presenting LP Units, Redeemable/Exchangeable partnership units, and the GP interest as separate components of consolidated equity. This presentation does not impact the total income, per unit or share information, or total consolidated equity.

As at the date of this report, Brookfield owns an approximate 62% LP Unit interest, on a fully-exchanged basis, and all general partnership interests in Brookfield Renewable, representing a 0.01% interest, while the remaining  approximately 38% is held by the public.

Performance Measurement

We present our key financial metrics based on total results prior to distributions made to LP Unitholders, the Redeemable/Exchangeable Unitholders and holders of the GP interest. In addition, our operations are segmented by the type of power generation (Hydroelectric, Wind, and Other, which includes Co-gen and Biomass) with Hydroelectric and Wind further segmented by geography (North American, which is comprised of the United States and Canada segments; Latin America, which includes the former Brazil segment; and Europe), as that is how Brookfield Renewable’s Chief Executive Officer, President and Chief Operating Officer, and Chief Financial Officer (collectively, the chief operating decision maker, or “CODM”) review our results, manage operations and allocate resources. Accordingly, we report our

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

results in accordance with these segments. Refer to Note 14 – Segmented information in our interim consolidated financial statements for further details.

One of our primary business objectives is to generate reliable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through four key metrics — i) Net Income (loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), iii) Funds From Operations,  and iv) Adjusted Funds From Operations.

It is important to highlight that Adjusted EBITDA, Funds From Operations, and Adjusted Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies. We provide additional information on how we determine Adjusted EBITDA, Funds From Operations, and Adjusted Funds From Operations, and we provide reconciliations to net income and cash flows from operating activities. See “Financial Review by Segments for the Three Months Ended March 31, 2015”.

Net Income (Loss)

Net income (loss) is calculated in accordance with IFRS.

Adjusted EBITDA

Adjusted EBITDA means revenues less direct costs (including energy marketing costs), plus our share of cash earnings from equity-accounted investments and other income, before interest, income taxes, depreciation, management service costs and the cash portion of non-controlling interests.

Funds From Operations

Funds From Operations is defined as Adjusted EBITDA less interest, current income taxes and management service costs, which is then adjusted for the cash portion of non-controlling interests.

Our payout ratio is defined as distributions to Redeemable/Exchangeable partnership units, LP Units and the GP interest, including general partnership incentive distributions, divided by Funds From Operations.

Adjusted Funds From Operations

Adjusted Funds From Operations is defined as Funds From Operations less Brookfield Renewable’s share of adjusted sustaining capital expenditures (based on long-term sustaining capital expenditure plans).

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

GENERATION AND FINANCIAL REVIEW FOR THE THREE MONTHS ENDED MARCH 31, 2015

The following table reflects the actual and long-term average generation for the three months ended March 31:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
GENERATION (GWh)	2015	2014	2015	2014	2015	2014
Hydroelectric
North America
United States	2,535	2,591	3,213	2,794	(678)	(203)	(56)
Canada	1,502	1,311	1,229	1,193	273	118	191
	4,037	3,902	4,442	3,987	(405)	(85)	135
Latin America	739	1,099	947	929	(208)	170	(360)
	4,776	5,001	5,389	4,916	(613)	85	(225)
Wind
North America
United States	203	273	311	311	(108)	(38)	(70)
Canada	281	337	324	324	(43)	13	(56)
	484	610	635	635	(151)	(25)	(126)
Europe	451	-	440	-	11	-	451
	935	610	1,075	635	(140)	(25)	325
Other	112	100	52	219	60	(119)	12
Total(2)	5,823	5,711	6,516	5,770	(693)	(59)	112

(1)         For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(2)         Includes 100% of generation from equity-accounted investments.

We compare actual generation levels against the long-term average to highlight the impact of one of the important factors that affect the variability of our business results. In the short-term, we recognize that hydrology and wind conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.

Our risk of a generation shortfall in Latin America continues to be minimized by participation in a hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, a balanced amount of electricity, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale which has been the case for the last twelve months. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country potentially leading to higher overall spot market prices. In anticipation of adverse hydrological conditions, we continue to maintain a lower level of contracted generation, thereby preserving optionality and flexibility in the portfolio and allowing us to capture increased revenues in times of strong power prices.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

The entire portfolio continued to maintain high availability and reliability with no material unplanned outages. Generation for the three months ended March 31, 2015 totaled 5,823 GWh, below the long-term average of 6,516 GWh, and an increase of 112 GWh as compared to the prior year. The generation from existing facilities on a consolidated basis decreased 613 GWh. This was partly mitigated by the non-controlling interests in certain facilities, reducing the impact on Brookfield Renewable to 490 GWh.

The hydroelectric portfolio generated 4,776 GWh, below the long-term average of 5,389 GWh and a decrease of 225 GWh compared to the prior year.

•         Existing hydroelectric facilities generated 4,502 GWh, below the long-term average of 4,942 GWh and a decrease of 499 GWh as compared to the prior year. Higher inflows at our Canadian facilities were offset by the decrease in generation from our United States and Latin American facilities

•         The contribution from recently acquired or commissioned facilities resulted in incremental generation of 274 GWh

The wind portfolio generated 935 GWh, below the long-term average of 1,075 GWh and an increase of 325 GWh compared to the prior year.

•         Existing wind facilities generated 484 GWh, below the long-term average of 635 GWh, and a decrease of 126 GWh as compared to the prior year. The variance was caused by lower wind conditions across the North American portfolio

•         The contribution from recently acquired or commissioned facilities resulted in incremental generation of 451 GWh

Our 105 MW natural gas-fired facility in New York generated 112 GWh as we took advantage of prevailing power prices which were in excess of gas market prices.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides a reconciliation to net income for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2015	2014
Revenues	$441	$480
Other income	27	3
Share of cash earnings from equity-accounted investments	4	7
Direct operating costs	(134)	(130)
Adjusted EBITDA(1)	338	360
Interest expense – borrowings	(105)	(101)
Management service costs	(14)	(11)
Current income taxes	(5)	(8)
Less: cash portion of non-controlling interests
Preferred equity	(8)	(9)
Participating non-controlling interests - in operating subsidiaries	(53)	(46)
Funds From Operations(1)	153	185
Less: adjusted sustaining capital expenditures(2)	(15)	(14)
Adjusted Funds From Operations(1)	138	171
Add: cash portion of non-controlling interests	61	55
Add: adjusted sustaining capital expenditures	15	14
Other items:
Depreciation	(158)	(126)
Unrealized financial instruments loss	(8)	-
Share of non-cash loss from equity-accounted investments	(1)	(6)
Deferred income tax recovery (expense)	6	(2)
Other	(2)	19
Net income	$51	$125

Basic and diluted earnings per LP Unit(3)	$0.10	$0.29

(1)       Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures” and “Financial Review by Segments for the Three Months Ended March 31, 2015”.

(2)       Based on long-term sustaining capital expenditure plans.

(3)       Average LP Units outstanding during the period totaled 143.4 million (2014: 133.0 million).

Net income is one important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income on an IFRS basis for our business will often lead to the recognition of a loss or a year-over-year decrease in income even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that we recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.

As a result, we also measure our financial results based on Adjusted EBITDA, Funds From Operations, and Adjusted Funds From Operations to provide readers with an assessment of the cash flow generated by our assets and the residual cash flow retained to fund distributions and growth initiatives.

Revenues totaled $441 million which represented a year-over-year decrease of $39 million. The year-over-year decrease in generation from our existing facilities in the United States, combined with a relatively lower pricing environment, resulted in a $35 million decrease in revenues. Higher generation in Canada and annual escalations in our power purchase agreements contributed $8 million.

In Latin America, revenues declined $29 million year-over-year due to the impact of the continued drought conditions.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

Annual escalations in our power purchase agreements partly offset the lower than average wind conditions across our existing wind portfolio, resulting in a year-over-year decrease in revenues of $13 million.

The growth in our hydroelectric and wind portfolios over the last 12 months resulted in incremental revenues of $27 million and $40 million, respectively.

Revenues from our co-generation facilities decreased $10 million, reflecting the temporary suspension of our facility in Ontario partly offset by the increased generation at our 105 MW facility in New York.

With 50% of our portfolio located in the United States, our foreign exchange exposure is limited. Canadian dollar and Euro exposure, representing 35% of the portfolio, is proactively managed through foreign currency contracts. The remaining 15% is exposed to the Brazilian Real, which is not hedged through foreign currency contracts due to high associated costs. However, the exposure is mitigated by the annual inflation-linked escalations in our power purchase agreements.

The average total revenue per MWh of $76 decreased $8 per MWh from the prior year, reflecting the impact of the relatively lower pricing environment and to a lesser extent the impact of the appreciation of the U.S. dollar.

Direct operating costs totaling $134 million represent a year-over-year increase of $4 million, reflecting the cost reduction effort at our North American and Latin American operations and the reduction in power purchased in the open market for our co-generation facilities. The growth in our portfolio resulted in incremental costs of $17 million.

Interest expense totaling $105 million represents a year-over-year increase of $4 million. The savings attributable to repayments in the normal course on existing subsidiary borrowings were partially offset by the issuance of C$400 million of medium-term corporate notes in the current quarter. Incremental borrowing costs of $14 million were attributable to the growth in our portfolio.

Management service costs totaling $14 million represent a year-over-year increase of $3 million, primarily attributable to the increase in the market value of our LP Units and the issuance of 10.25 million LP Units in 2014.

The cash portion of non-controlling interests totaling $61 million represents a year-over-year increase of $6 million. The increase of $20 million related to the growth in our portfolio was partly offset by the decrease in performance from certain existing assets in our portfolio.

Funds From Operations totaling $153 million (2014: $185 million) reflects the variances noted above, and incorporates growth of $7 million from the hydroelectric portfolio and $9 million from the wind portfolio.

Net income was $51 million for the three months ended March 31, 2015 (2014: $125 million).

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

SEGMENTED DISCLOSURES

Segmented information is prepared on the same basis that Brookfield Renewable’s CODM manages the business, evaluates financial results, and makes key operating decisions.  See Note 14 - Segmented information in our interim consolidated financial statements.

HYDROELECTRIC

The following table reflects the results of our operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2015
	North America			Latin
	United States	Canada	Total	America	Total
Generation (GWh) – LTA(1)(2)	3,213	1,229	4,442	947	5,389
Generation (GWh) – actual(1)(2)	2,535	1,502	4,037	739	4,776
Revenues	$191	$106	$297	$45	$342
Adjusted EBITDA(3)	127	104	231	31	262
Funds From Operations(3)	$54	$86	$140	$21	$161
(MILLIONS, EXCEPT AS NOTED)	2014
	North America			Latin
	United States	Canada	Total	America	Total
Generation (GWh) – LTA(1)(2)	2,794	1,193	3,987	929	4,916
Generation (GWh) – actual(1)(2)	2,591	1,311	3,902	1,099	5,001
Revenues	$206	$98	$304	$89	$393
Adjusted EBITDA(3)	151	79	230	73	303
Funds From Operations(3)	$75	$63	$138	$58	$196

(1)            Includes 100% of generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Financial Review by Segments for the Three Months Ended March 31, 2015”.

North America

Generation from the portfolio was 4,037 GWh, below the long-term average of 4,442 GWh and an increase from prior year generation of 3,902 GWh.

Revenues totaling $297 million represent a year-over-year decrease of $7 million. Funds From Operations totaling $140 million represent a year-over-year increase of $2 million.

United States

Generation from the portfolio was 2,535 GWh, below the long-term average of 3,213 GWh and prior year generation of 2,591 GWh. Generation from existing facilities decreased 280 GWh as compared to the prior year due to lower inflows in New York, Louisiana, Tennessee and North Carolina. The non-controlling interests in our facilities in Tennessee and North Carolina, Louisiana and Maine reduced the impact on our financial results. A full period’s contribution from facilities acquired in 2014 resulted in incremental generation of 224 GWh.

Revenues totaling $191 million represent a year-over-year decrease of $15 million. The lower generation impacted revenues by $19 million. While wholesale prices for both energy and capacity continue to trend

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

higher relative to the cyclical lows experienced during the last few years, pricing did not reach the peaks of 2014. The impact was a $16 million reduction in revenues.

A full period’s contribution from facilities acquired in 2014 resulted in incremental revenues of $20 million.

Funds From Operations totaling $54 million represent a year-over-year decrease of $21 million, primarily attributable to the decrease in revenues from existing facilities. The facilities acquired in 2014 contributed an incremental $4 million.

Canada

Generation from the portfolio of 1,502 GWh was above both the long-term average of 1,229 GWh and prior year generation of 1,311 GWh. Hydrological conditions were strong at our facilities in Ontario and British Columbia. The facility in British Columbia commissioned in 2014 provided incremental generation of 50 GWh.

Revenues totaling $106 million represent a year-over-year increase of $8 million. The primary contributor to the increase was the above long-term average generation, supplemented by annual escalators in our power purchase agreements. The recently commissioned facility contributed $7 million.

Funds From Operations totaling $86 million represent a year-over-year increase of $23 million. The increase reflects the higher revenues. The appreciation of the U.S. dollar impacted revenues by $7 million but also affected costs and other expenses. The effect was fully offset by the ongoing foreign currency hedging program.

Latin America

Generation from the portfolio was 739 GWh, below the long-term average of 947 GWh and a decrease from prior year of 1,099 GWh. Conditions in Brazil continue to be challenging with generation being affected by the drought conditions. The impact was reduced by our participation in the Brazilian balancing pool and by maintaining a lower level of contracted generation in order to preserve optionality and flexibility in the portfolio.

Revenues totaling $45 million represent a year-over-year decrease of $44 million, primarily attributable to decrease in generation. Funds From Operations totaling $21 million represent a year-over-year decrease of $37 million. The appreciation of the U.S. dollar impacted revenues by $15 million, but also affected costs and other expenses resulting in a net decrease in Funds From Operations of $10 million.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

WIND

The following table reflects the results of our operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2015
	North America
	United States	Canada	Total	Europe	Total
Generation (GWh) – LTA(1)(2)	311	324	635	440	1,075
Generation (GWh) – actual(1)(2)	203	281	484	451	935
Revenues	$20	$31	$51	$41	$92
Adjusted EBITDA(3)	10	26	36	39	75
Funds From Operations(3)	$(2)	$18	$16	$17	$33
(MILLIONS, EXCEPT AS NOTED)	2014
	North America
	United States	Canada	Total	Europe		Total
Generation (GWh) – LTA(1)(2)	311	324	635		N/A	635
Generation (GWh) – actual(1)(2)	273	337	610		N/A	610
Revenues	$29	$39	$68	$	N/A	$68
Adjusted EBITDA(3)	16	35	51		N/A	51
Funds From Operations(3)	$(1)	$25	$24	$	N/A	$24

(1)            Includes 100% of generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Financial Review by Segments for the Three Months Ended March 31, 2015”.

North America

Generation from the portfolio of 484 GWh was below the long-term average of 635 GWh and prior year generation of 610 GWh.

Revenues totaling $51 million represent a year-over-year decrease of $17 million. Funds From Operations totaling $16 million represent a year-over-year decrease of $8 million.

United States

Generation from the portfolio of 203 GWh was below the long-term average of 311 GWh and lower than prior year generation of 273 GWh, primarily attributable to lower wind conditions across the portfolio. The impact on our financial results was reduced by the non-controlling interests in certain of our facilities in California and New England.

Revenues totaling $20 million represent a year-over-year decrease of $9 million attributable to the decrease in generation. Funds From Operations totaling negative $2 million represent a year-over-year decrease of $1 million. The decrease in revenues was partly offset by decreases in costs and the cash portion of non-controlling interests.

Canada

Generation from the portfolio was 281 GWh, below the long-term average of 324 GWh and lower than the prior year generation of 337 GWh, primarily attributable to lower wind conditions.

Revenues totaling $31 million represent a year-over-year decrease of $8 million attributable to the decrease in generation and the appreciation of the U.S. dollar. Funds From Operations totaling $18

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

million represent a year-over-year decrease of $7 million primarily attributable to the decrease in revenues.

Europe

Generation from our wind portfolio in Europe of 451  GWh was consistent with the long-term average of 440  GWh. Our portfolio in Ireland generated 360  GWh, while our portfolio in Portugal contributed 91  GWh.

Revenues totaled $41  million for the quarter, and Funds From Operations totaled $17 million. The impact of the appreciation of the U.S. dollar was fully offset by the ongoing foreign currency hedging program.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

Analysis Of Consolidated Financial Statements and Other Information

Property, Plant and Equipment

In accordance with IFRS, Brookfield Renewable has elected to revalue its property, plant and equipment at a minimum on an annual basis, as at December 31st of each year. Substantially all of Brookfield Renewable’s property, plant and equipment, are carried at fair value as opposed to historical cost, using a 20-year discounted cash flow model. This model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. The model also includes estimates of future electricity prices, anticipated long-term average generation, estimated operating and capital expenditures, and assumptions about future inflation rates and discount rates by geographical location. For power generating assets acquired through business combinations during the year, Brookfield Renewable initially measures the assets at fair value consistent with the policy described in Note 2(l) – Business combinations in our December 31, 2014 audited consolidated financial statements. Accordingly, in the year of acquisition, power generating assets are not revalued at year-end unless there is an indication that assets are impaired.

Property, plant and equipment, at fair value totaled $18.4 billion as at March 31, 2015 as compared to $18.6 billion as at December 31, 2014. During the three months ended March 31, 2015, the acquisition of 43 MW of hydroelectric facilities, 273 MW of wind facilities and 120 MW of biomass facilities totaled $917 million. The development and construction of power generating assets totaled $36 million. Property, plant and equipment were impacted by foreign currency changes related to the appreciation of the U.S. dollar in the amount of $1.0 billion. We also recognized depreciation expense of $158 million which is significantly higher than what we are required to reinvest in the business as sustaining capital expenditures.

Fair value of property, plant and equipment can vary with discount and terminal capitalization rates. Excluding power generating assets acquired during the year ended December 31, 2014, the following table summarizes the impact of a change in discount rates and terminal capitalization rates on the fair value of property, plant and equipment as at December 31:

(BILLIONS)	2014	2013
50 bps increase in discount rates	$(1.3)	$(1.1)
50 bps decrease in discount rates	1.5	1.3

50 bps increase in terminal capitalization rate(1)	(0.3)	(0.3)
50 bps decrease in terminal capitalization rate(1)	0.4	0.3

(1)            The terminal capitalization rate applies only to hydroelectric assets in North America.

Terminal values are included in the valuation of hydroelectric assets in North America. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset without consideration of potential renewal value. The weighted-average remaining duration at December 31, 2014, was 15 years (2013: 16 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil. If an additional 20 years of cash flows were included, the fair value of property, plant and equipment would increase by approximately $1 billion. See Note 11 - Property, plant and equipment, at fair value in our December 31, 2014 audited consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

liquidity and capital Resources

A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment grade basis. As at March 31, 2015, long-term indebtedness increased from December 31, 2014 as a result of the portfolio growth. The debt to capitalization ratio increased from December 31, 2014 due primarily to the issuance of C$400 million ($317 million) of medium-term corporate notes and the appreciation of U.S. dollar, and was 42% as at March 31, 2015.

Capitalization

The following table summarizes the capitalization using book values:

	Mar 31	Dec 31
(MILLIONS, EXCEPT AS NOTED)	2015	2014
Credit facilities(1)	$319	$401
Corporate borrowings(2)	1,492	1,286
Subsidiary borrowings(3)	6,023	5,991
Long-term indebtedness	7,834	7,678
Deferred income tax liabilities, net of deferred income tax assets	2,400	2,495
Equity	8,555	8,881
Total capitalization	$18,789	$19,054
Debt to total capitalization	42%	40%

(1)            Credit facilities are comprised of $113 million drawn by a subsidiary of Brookfield Renewable and guaranteed by Brookfield Renewable, and $206 million borrowed under a subscription credit facility made available by a private fund sponsored by Brookfield Asset Management. This subscription credit facility is only available to us on a limited basis, and is secured by capital contributed to the private fund.

(2)            Issued by a subsidiary of Brookfield Renewable and guaranteed by Brookfield Renewable. The amounts are unsecured.

(3)            Issued by subsidiaries of Brookfield Renewable and secured against their respective assets. The amounts are not guaranteed.

During the three months ended March 31, 2015 we completed the following financings:

In March 2015, we issued C$400 million ($317 million) of medium-term corporate notes, maturing in June 2025 at a fixed rate of 3.75%. Proceeds of the offering were used to repay existing indebtedness and for general corporate purposes.

In February 2015, we secured an 18-month extension on $75 million of debt associated with a portfolio of hydroelectric and wind facilities in the United States held through the Brookfield Americas Infrastructure Fund. The debt bears interest at LIBOR plus 2.75%, and matures in August 2016.

In February 2015, we refinanced indebtedness associated with a 45 MW hydroelectric facility in British Columbia by issuing C$90 million ($76 million) of bonds with an interest rate of 2.95%, maturing in May 2023. We own a 50%, equity-accounted interest in this facility.

In February 2015, as part of the acquisition of a 123 MW wind portfolio in Portugal, Brookfield Renewable assumed loans with principal balances totaling €99 million ($109 million). The loans bear interest at an initial weighted-average fixed rate of 6.28%, including the related interest rate swaps, and have a weighted-average remaining term of 9.5 years.

In March 2015, as part of the acquisition of a 313 MW operating renewable power generation portfolio in Brazil comprising of 43 MW of hydroelectric, 150 MW of wind, and 120 MW of biomass generating capacity and a 55 MW biomass development project, Brookfield Renewable assumed R$631 million ($197 million) of debt with a combination of variable and fixed interest rates, and a weighted-average remaining term of 12.7 years.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

Available liquidity

We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions, withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation, and to finance the business on an investment grade basis. Principal sources of liquidity are cash flows from operations and access to public and private capital markets.

The following table summarizes the available liquidity:

	Mar 31	Dec 31
(MILLIONS)	2015	2014
Cash and cash equivalents	$196	$150
Credit facilities
Authorized credit facilities	1,480	1,480
Draws on credit facilities(1)	(113)	(401)
Issued letters of credit	(217)	(227)
Available portion of credit facilities	1,150	852
Available liquidity	$1,346	$1,002

(1)            Amounts are unsecured and revolving. Interest rate is at the LIBOR plus 1.20% (December 31, 2014: 1.20%).

Long-term debt and credit facilities

The following table summarizes our principal repayment obligations and maturities as at March 31, 2015:

(MILLIONS)	Balance of 2015	2016	2017	2018	2019	Thereafter	Total
Principal repayments
Subsidiary borrowings(1)
North America
United States	$67	$422	$784	$777	$67	$1,346	$3,463
Canada	40	128	47	50	49	1,328	1,642
	107	550	831	827	116	2,674	5,105
Latin America	39	31	32	31	29	188	350
Europe	30	43	46	49	52	404	624
	176	624	909	907	197	3,266	6,079
Corporate borrowings and
credit facilities(1)	206	237	-	158	113	1,103	1,817
Equity-accounted investments	-	-	125	-	-	35	160
	382	861	1,034	1,065	310	4,404	8,056

(1)            Subsidiary borrowings and corporate borrowings and credit facilities include $7 million and $69 million of unamortized premiums and deferred financing fees, respectively.

The remaining subsidiary borrowings due in 2015 are normal course principal repayments. Repayments on subsidiary borrowings in 2016 include maturities of $250 million on our portfolio of hydroelectric facilities in the Southeastern United States and $75 million of debt associated with a portfolio of hydroelectric and wind facilities in the United States held through the Brookfield Americas Infrastructure Fund. Both of these borrowings are expected to be refinanced in the normal course.

We remain focused on refinancing near term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in addressing our borrowings through

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

2019 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.

The overall maturity profile and average interest rates associated with our borrowings and credit facilities are as follows:

	Average term (years)		Average interest rate (%)
	Mar 31	Dec 31	Mar 31	Dec 31
	2015	2014	2015	2014
Corporate borrowings	7.3	6.7	5.0	5.3
Subsidiary borrowings	10.2	10.4	5.4	5.3
Credit facilities	4.3	4.5	1.4	1.4

During the three months ended March 31, 2015, we issued C$400 million ($317 million) of medium-term corporate notes maturing in June 2025, reducing our overall costs on corporate borrowings from 5.3% to 5.0% and increasing the average term to 7.3 years.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

CONTRACT PROFILE

We have a largely predictable profile driven by both long-term power purchase agreements with a weighted-average remaining duration of 17 years combined with a well-diversified portfolio that reduces variability in our generation volumes. We operate the business on a largely contracted basis to ensure a high degree of predictability in Funds From Operations. We do however maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change and the legislated requirements in some areas to diversify away from fossil fuel based generation.

The following table sets out contracts over the next five years for generation output assuming long-term average:

FOR THE YEAR ENDED DECEMBER 31	Balance of 2015	2016	2017	2018	2019
Generation (GWh)
Contracted(1)
Hydroelectric
North America
United States(2)	6,669	9,126	7,002	7,002	7,002
Canada	3,945	4,681	4,634	4,634	4,624
	10,614	13,807	11,636	11,636	11,626
Latin America	2,405	3,000	2,662	2,352	2,364
	13,019	16,807	14,298	13,988	13,990
Wind
North America
United States	1,007	1,292	1,292	1,292	1,292
Canada	873	1,197	1,197	1,197	1,197
Latin America	470	561	560	560	560
Europe	982	1,400	1,400	1,400	1,400
	3,332	4,450	4,449	4,449	4,449
Other	372	475	484	533	533
	16,723	21,732	19,231	18,970	18,972
Uncontracted	2,327	3,897	6,383	6,644	6,642
Total long-term average	19,050	25,629	25,614	25,614	25,614
Long-term average on a proportionate basis(3)	14,388	19,295	19,285	19,285	19,285

Contracted generation - as at March 31, 2015
% of total generation	88%	85%	75%	74%	74%
% of total generation on a proportionate basis(3)	92%	89%	83%	81%	81%

Price per MWh - total generation	$72	$75	$78	$79	$80
Price per MWh - total generation on a
proportionate basis	69	72	73	74	75

(1)            Assets under construction are included when long-term average and pricing details are available and the commercial operation date is established in a definitive construction contract.

(2)            Includes generation of 1,515 GWh for 2015 and 2,124 GWh for 2016 secured under financial contracts.

(3)            Long-term average on a proportionate basis includes wholly-owned assets, and our share of partially-owned assets and equity-accounted investments.

The majority of the long-term power purchase agreements are with investment-grade rated or creditworthy counterparties. The composition of our contracted generation under power purchase agreements for 2015 is comprised of: Brookfield (42%), public power authorities (23%), industrial users (29%) and distribution companies (6%).

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

SUMMARY CONSOLIDATED BALANCE SHEETS

The following table provides a summary of the key line items on the interim consolidated balance sheets:

	Mar 31	Dec 31
(MILLIONS)	2015	2014
Property, plant and equipment, at fair value	$18,361	$18,566
Equity-accounted investments	256	273
Total assets	19,685	19,849
Long-term debt and credit facilities	7,834	7,678
Deferred income tax liabilities	2,547	2,637
Total liabilities	11,130	10,968
Preferred equity	667	728
Participating non-controlling interests - in operating subsidiaries	2,323	2,062
General partnership interest in a holding subsidiary held by Brookfield	54	59
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	2,617	2,865
Limited partners' equity	2,894	3,167
Total liabilities and equity	19,685	19,849

Contractual obligations

Development and construction

The remaining development project costs on three hydroelectric projects in Brazil totaling 72 MW and a 12 MW wind facility in Ireland are expected to be $264 million. The wind facility in Ireland is expected to be fully operational in 2015, and the hydroelectric projects in Brazil in 2017.

Commitments and contingencies

In November 2014, we entered into an agreement to acquire a 488 MW portfolio in Brazil comprising hydroelectric, wind, and biomass generating capacity. The transaction represents a total enterprise value of $R2.4 billion ($935 million). During the three months ended March 31, 2015 we completed the acquisition of 368 MW in renewable power generation facilities. The acquisition of a 120 MW hydroelectric facility, expected to generate 527 GWh annually, is expected to close in the second quarter of 2015, subject to regulatory approvals and closing conditions. The acquisition is being pursued with our institutional partners, and Brookfield Renewable will retain an approximate 40% controlling interest.

Brookfield Renewable, on behalf of its subsidiaries, and subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. See “Liquidity and Capital Resources” for further details.

Brookfield Renewable, along with institutional investors, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund and the Brookfield Infrastructure Fund II. As at March 31, 2015, the letters of credit issued were $115 million (2014: $125 million).

Guarantees

In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as acquisitions, construction projects, capital projects, and

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

purchases of assets. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of the indemnities prevent us from making a reasonable estimate of the maximum potential amount that could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under indemnification agreements.

Off-Balance Sheet Arrangements

Brookfield Renewable has no off-balance sheet financing arrangements.

Related Party Transactions

Brookfield Renewable’s related party transactions are in the normal course of business, and are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield.

Brookfield Renewable sells electricity to Brookfield through long-term power purchase agreements to provide contracted cash flow and reduce Brookfield Renewable’s exposure to electricity prices in deregulated power markets. Brookfield Renewable also benefits from a wind levelization agreement with Brookfield which reduces the exposure to the fluctuation of wind generation at certain facilities and thus improves the stability of its cash flow.

In addition to these agreements, Brookfield Renewable and Brookfield have executed other agreements that are described in Note 9 - Related Party Transactions in our December 31, 2014 audited consolidated financial statements.

Brookfield Renewable has also entered into a number of voting agreements with Brookfield whereby Brookfield, as managing member of entities related to Brookfield Americas Infrastructure Fund and Brookfield Infrastructure Fund II, in which Brookfield Renewable holds investments in power generating operations with institutional partners, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of such entities.

The following table reflects the related party agreements and transactions on the interim consolidated statements of income for the three months ended March 31:

(MILLIONS)	2015	2014
Revenues
Power purchase and revenue agreements	$109	$35
Wind levelization agreement	2	1
	$111	$36
Direct operating costs
Energy purchases	$(2)	$(6)
Energy marketing fee	(5)	(5)
Insurance services	(7)	(7)
	$(14)	$(18)
Management service costs	$(14)	$(11)

Revenues from power purchase and revenue agreements for the three months ended March 31, 2015 were higher as compared to the prior year. The increase is primarily due to an increased level of price support, reflecting the relatively lower pricing environment in the current quarter, and the impact of power purchase agreements for certain recently acquired facilities.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the key items on the interim consolidated statements of cash flows for the three months ended March 31:

(MILLIONS)	2015	2014
Cash flow provided by (used in):
Operating activities	$232	$272
Financing activities	375	340
Investing activities	(552)	(588)
Foreign exchange loss on cash	(9)	-
Increase in cash and cash equivalents	$46	$24

Cash and cash equivalents as at March 31, 2015 totaled $196 million, representing an increase of $46 million since December 31, 2014.

Operating Activities

Cash flows provided by operating activities totaling $232 million for the first quarter of 2015 represent a year-over-year decrease of $40 million primarily attributable to the decrease in Funds From Operations.

Financing Activities

Cash flows provided by financing activities totaled $375 million for the first quarter of 2015. Long-term debt – borrowings were $521 million, and related to growth and the issuance of medium-term corporate notes during the quarter. Long-term debt – repayments related to subsidiary borrowings and credit facilities were $317 million. The capital provided by participating non-controlling interests – in operating subsidiaries relates to the growth in our portfolio, and amounted to $330 million.

For the first quarter of 2015, distributions paid to LP Unitholders were $115 million (2014: $164 million). We increased our distributions to $1.66 per LP Unit, an increase of 11 cents per LP Unit which took effect in the current quarter. The amounts paid in the first quarter of 2014 included distributions declared in both that quarter, and in the fourth quarter of 2013. The distributions paid to preferred shareholders and participating non-controlling interests - in operating subsidiaries were $44 million (2014: $26 million). See “Dividends and Distributions” for further details.

Investing Activities

Cash flows used in investing activities for the three months ended March 31, 2015 totaled $552 million. Our investments were with respect to the acquisition of a 123 MW wind portfolio in Portugal and a 368 MW renewable power portfolio in Brazil. When combined, these investments totaled $528 million. In addition, our continued investment in the development and construction of power generating assets was $21 million and sustainable capital expenditures totaled $15 million.

NON-CONTROLLING INTERESTS

Preferred equity

As at March 31, 2015, no preference shares have been redeemed. On April 1, 2015, the fixed dividend rate on the Series 1 Preference Shares for the five years commencing May 1, 2015 and ending April 30, 2020 was reset and, if declared, will be paid at an annual rate of 3.355% ($0.2096875 per share per quarter).

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

General partnership interest in a holding subsidiary held by Brookfield

Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP Unit distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly distributions exceed $0.4225 per LP Unit, the incentive distribution is equal to 25% of distributions above this threshold. Accordingly, incentive distributions of $2 million were made during the three months ended March 31, 2015.

Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

BRELP has issued Redeemable/Exchangeable partnership units to Brookfield, which may at the request of the holder, require BRELP to redeem these units for cash consideration. The right is subject to Brookfield Renewable’s right of first refusal which entitles it, at its sole discretion, to elect to acquire all of the units presented to BRELP that are tendered for redemption in exchange for LP Units. If Brookfield Renewable elects not to exchange the Redeemable/Exchangeable partnership units for LP Units, the Redeemable/Exchangeable partnership units are required to be redeemed for cash. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified as equity, and not as a liability.

LIMITED PARTNERS’ EQUITY

Brookfield Asset Management owns, directly and indirectly, 169,685,609 LP Units and Redeemable/Exchangeable partnership units, representing approximately 62% of Brookfield Renewable on a fully-exchanged basis.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

SHARES AND UNITS OUTSTANDING

The shares and units outstanding are presented in the following table:

	Mar 31, 2015	Dec 31, 2014
Class A Preference Shares
Series 1	10,000,000	10,000,000
Series 3	10,000,000	10,000,000
Series 5	7,000,000	7,000,000
Series 6	7,000,000	7,000,000
	34,000,000	34,000,000

GP interest	2,651,506	2,651,506

Redeemable/Exchangeable partnership units	129,658,623	129,658,623

LP Units
Balance, beginning of year	143,356,854	132,984,913
Issuance of LP Units	-	10,250,000
Distribution reinvestment plan	43,749	121,941
Balance, end of period/year	143,400,603	143,356,854

Total LP Units on a fully-exchanged basis(1)	273,059,226	273,015,477

LP Units held by
Brookfield	40,026,986	40,026,986
External LP Unitholders	103,373,617	103,329,868
	143,400,603	143,356,854

(1)            The fully-exchanged amounts assume the exchange of Redeemable/ Exchangeable partnership units for LP Units at the beginning of the year.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

DIVIDENDS AND DISTRIBUTIONS

The composition of the dividends and distributions for the three months ended March 31 are presented in the following table:

THREE MONTHS ENDED MARCH 31	Declared		Paid
(MILLIONS, EXCEPT AS NOTED)	2015	2014	2015	2014
Class A Preference Shares
Series 1	$2	$3	$3	$3
Series 3	2	2	2	2
Series 5	2	2	2	2
Series 6	2	2	2	2
	$8	$9	$9	$9

Participating non-controlling interests - in operating
subsidiaries	$35	$17	$35	$17

General partnership interest in a holding subsidiary
held by Brookfield	$1	$1	$1	$1
Incentive distribution	2	1	2	1
	$3	$2	$3	$2

Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	$55	$50	$54	$80

Limited partners' equity
Brookfield	17	15	17	24
External LP Unitholders	44	36	41	58
	$61	$51	$58	$82

In February 2015, LP Unitholder distributions were increased to $1.66 per unit on an annualized basis, an increase of eleven cents per LP Unit, which took effect with the distribution payable in March 2015.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

Critical ESTIMATES AND CRITICAL JUDGMENTS in applying accounting policies

The interim consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 2 –  Significant accounting policies in our December 31, 2014 audited consolidated financial statements are considered critical accounting estimates as defined in NI 51-102 with the exception of the estimates related to the valuation of property, plant and equipment and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year and operating and capital costs, the amount, the timing and the income tax rates of future income tax provisions. Estimates also include determination of accruals, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.

In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange and other factors, some of which are highly uncertain, as described in the “Risk Factors” section of our 2014 Annual Report. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

Future changes in accounting policies

(i)      Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (“IFRS 9”) which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before 1 February 2015. Management is currently evaluating the impact of IFRS 9 on the consolidated financial statements.

(ii)      Amendments to IFRS 10 and IAS 28

The amendments to IFRS 10, Consolidated Financial Statements (“IFRS 10”) and IAS 28, Investments in Associates and Joint Ventures (2011) (“IAS 28”) address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if the assets are housed in a subsidiary. The amendments are effective for transactions occurring in annual periods beginning on or after 1 January 2016 with earlier application permitted. Management is currently evaluating the impact of the amendments to IFRS 10 and IAS 28 on the consolidated financial statements.

(iii)     Revenue recognition

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by IASB on May 28, 2014.  IFRS 15 outlines a single comprehensive model to account for revenue arising from contracts with customers and will replace the majority of existing IFRS requirements on revenue recognition including IAS 18, Revenue,  IAS 11, Construction Contracts and related interpretations. The core principle of the standard is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The standard has prescribed a five-step model to apply the principles. The standard also specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. IFRS 15 is effective for annual periods beginning on or after January 1, 2017. Management is currently evaluating the impact of IFRS 15 on the consolidated financial statements.

Internal Control over Financial Reporting

No changes were made in our internal control over financial reporting during the quarter ended March 31, 2015, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

SUMMARY OF HISTORICAL QUARTERLY RESULTS ON A CONSOLIDATED BASIS

The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	2015	2014				2013
(MILLIONS, EXCEPT AS NOTED)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Generation (GWh) - LTA(1)(2)	6,516	5,770	5,065	6,691	5,770	5,380	4,960	6,171
Generation (GWh) - actual(1)(2)	5,823	5,839	4,383	6,615	5,711	5,268	5,154	6,265
Revenues	$441	$408	$342	$474	$480	$393	$392	$484
Adjusted EBITDA(3)	338	273	223	360	360	272	260	357
Funds From Operations(3)	153	116	61	198	185	137	108	187
Net income (loss)
Non-controlling interests
Preferred equity	8	9	10	10	9	10	10	10
Participating non-controlling
interests - in operating subsidiaries	14	(8)	(2)	21	40	(7)	8	24
General partnership interest in a
holding subsidiary held by Brookfield	-	-	-	-	1	-	-	-
Participating non-controlling
interests - in a holding subsidiary
- Redeemable/Exchangeable units
held by Brookfield	14	14	(16)	20	37	10	5	22
Limited partners' equity	15	16	(17)	21	38	11	5	22
	51	31	(25)	72	125	24	28	78
Basic and diluted earnings (loss)
per LP Unit	0.10	0.11	(0.13)	0.15	0.29	0.08	0.04	0.17
Average LP Units outstanding (millions)	143.4	143.3	143.3	135.3	133.0	132.9	132.9	132.9
Distributions:
Preferred equity	8	9	10	10	9	10	10	10
General partnership interest in a
holding subsidiary held by Brookfield	3	1	2	1	2	1	1	1
Participating non-controlling
interests - in a holding subsidiary
- Redeemable/Exchangeable units
held by Brookfield	55	50	50	51	50	47	47	47
Limited partners' equity	61	56	56	53	51	48	49	48

(1)            Includes 100% of generation from equity-accounted investments.

(2)            For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)            Non-IFRS measures. See "Cautionary Statement Regarding Use of Non-IFRS Measures" and “Financial Review by Segments for the Three  Months Ended March 31, 2015”.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

ADDITIONAL INFORMATION

Additional information, including our Form 20-F filed with the SEC and securities regulators in Canada, are available on our website at www.brookfieldrenewable.com, on SEC’s website at www.sec.gov and on SEDAR’s website at www.sedar.com.

Subsequent eventS

In April 2015, the fixed dividend rate on the Series 1 Preference Shares for the five years commencing May 1, 2015 and ending April 30, 2020 was reset and, if declared, will be paid at an annual rate of 3.355% (C$0.2096875 per share per quarter). The holders of 4,518,289 Series 1 Preference Shares exercised their right to convert their shares into Class A, Series 2 Preference Shares on a one-for-one basis. The holders of the Series 2 Preference Shares will be entitled to receive floating rate cumulative preferential cash dividends, equal to the T-Bill Rate plus 2.62%. The quarterly dividend in respect of the May 1, 2015 to July 31, 2015 dividend period will be paid at an annual rate of 3.148% (C$0.198367 per share), payable on July 31, 2015).

On May 5, 2015, an affiliate of Brookfield, on behalf of a consortium of investors that would, if successful, include Brookfield Renewable, pre-qualified for the Colombian government’s sale process relating to its controlling stake in Isagen, Colombia’s second largest energy generator.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

FINANCIAL REVIEW BY SEGMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2015

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides a reconciliation to net income and cash flows from operating activities for the three months ended March 31:

			Corporate
(MILLIONS)	Hydroelectric	Wind	and Other	2015	2014
Revenues	$342	$92	$7	$441	$480
Other income	17	8	2	27	3
Share of cash earnings from equity-accounted
investments	4	-	-	4	7
Direct operating costs	(101)	(25)	(8)	(134)	(130)
Adjusted EBITDA(1)	262	75	1	338	360
Interest expense - borrowings	(61)	(24)	(20)	(105)	(101)
Management service costs	-	-	(14)	(14)	(11)
Current income taxes	(4)	(1)	-	(5)	(8)
Less: cash portion of non-controlling interests
Preferred equity	-	-	(8)	(8)	(9)
Participating non-controlling interests - in
operating subsidiaries	(36)	(17)	-	(53)	(46)
Funds From Operations(1)	$161	$33	$(41)	$153	$185
Less: adjusted sustaining capital expenditures(2)				(15)	(14)
Adjusted Funds From Operations(1)				138	171
Add: adjusted sustaining capital expenditures				15	14
Add: cash portion of non-controlling interests				61	55
Other items:
Depreciation and amortization				(158)	(126)
Unrealized financial instruments loss				(8)	-
Share of non-cash loss from equity-
accounted investments				(1)	(6)
Deferred income tax recovery (expense)				6	(2)
Other				(2)	19
Net income				$51	$125
Adjustments for non-cash items				166	119
Dividends received from equity accounted
investments				8	6
Changes in due to or from related parties				14	40
Net change in working capital balances				(7)	(18)
Cash flows from operating activities				$232	$272

(1)       Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(2)       Based on long-term sustaining capital expenditure plans.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

cautionary statement regarding forward-looking statements

This Interim Report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Interim Report include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, future energy prices and demand for electricity, economic recovery, achievement of long-term average generation, project development and capital expenditure costs, diversification of shareholder base,  energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. Forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Interim Report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: our limited operating history; the fact that we are not subject to the same disclosure requirements as a U.S. domestic issuer; risks commonly associated with a separation of economic interest from control or the incurrence of debt at multiple levels within our organizational structure; the risk that we may be deemed an “investment company” under the Investment Company Act; the risk that the effectiveness of our internal controls over financial reporting could have a material effect on our business; changes to hydrology at our hydroelectric stations, to wind conditions at our wind facilities or to weather generally at any biomass cogeneration facilities; the risk that counterparties to our contracts do not fulfill their obligations, and as our contracts expire, we may not be able to replace them with agreements on similar terms; increases in water rental costs (or similar fees) or changes to the regulation of water supply; volatility in supply and demand in the energy market; risks relating to the increasing amount of uncontracted generation in our portfolio; exposure to additional costs as a result of our operations being highly regulated and exposed to increased regulation; the risk that our concessions and licenses will not be renewed; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failure; dam failures and the costs of repairing such failures; exposure to force majeure events; exposure to uninsurable losses; adverse changes in currency exchange rates; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; disputes, governmental and regulatory investigations and litigation; local communities affecting our operations; losses resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events; risks relating to our reliance on computerized business systems; general industry risks relating to operating in the North American, Latin American and European power market sectors; advances in technology that impair or eliminate the competitive advantage of our projects; newly developed technologies in which we invest not performing as anticipated; labour disruptions and economically unfavourable collective bargaining agreements; our inability to finance our operations due to the status of the capital markets; the operating and financial restrictions imposed on us by our loan, debt and security agreements; changes in our credit ratings; changes to government

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

regulations that provide incentives for renewable energy; our inability to identify sufficient investment opportunities and complete transactions; risks related to the growth of our portfolio and our inability to realize the expected benefits of our transactions, including transactions that have been announced by not yet closed; our inability to develop existing sites or find new sites suitable for the development of greenfield projects; risks associated with the development of our generating facilities and the various types of arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies; our lack of control over our operations conducted through joint ventures, partnerships and consortium arrangements; our ability to issue equity or debt for future acquisitions and developments will be dependent on capital markets; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; and the departure of some or all of Brookfield’s key professionals.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this Interim Report and should not be relied upon as representing our views as of any date subsequent to May 6, 2015, the date of this Interim Report. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.

cautionary statement regarding use of non-ifrs measures

This Interim Report contains references to Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations used by other entities. We believe that Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. Neither Adjusted EBITDA, Funds From Operations nor Adjusted Funds From Operations should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

A reconciliation of Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations to net income and cash flows from operating activities is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in Note 14 - Segmented information in our interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED BALANCE SHEETS

UNAUDITED		Mar 31	Dec 31
(MILLIONS)	Notes	2015	2014
Assets
Current assets
Cash and cash equivalents		$196	$150
Restricted cash		199	232
Trade receivables and other current assets		225	201
Financial instrument assets	4	66	48
Due from related parties		36	63
		722	694
Financial instrument assets	4	24	18
Equity-accounted investments	6	256	273
Property, plant and equipment, at fair value	7	18,361	18,566
Deferred income tax assets	10	147	142
Other long-term assets		175	156
		$19,685	$19,849
Liabilities
Current liabilities
Accounts payable and accrued liabilities	8	$299	$253
Financial instrument liabilities	4	93	99
Due to related parties		71	79
Current portion of long-term debt	9	417	256
		880	687
Financial instrument liabilities	4	124	75
Long-term debt and credit facilities	9	7,417	7,422
Deferred income tax liabilities	10	2,547	2,637
Other long-term liabilities		162	147
		11,130	10,968
Equity
Non-controlling interests
Preferred equity	11	667	728
Participating non-controlling interests - in operating
subsidiaries	11	2,323	2,062
General partnership interest in a holding subsidiary
held by Brookfield	11	54	59
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	11	2,617	2,865
Limited partners' equity	12	2,894	3,167
		8,555	8,881
		$19,685	$19,849

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Energy Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME

UNAUDITED
THREE MONTHS ENDED MARCH 31	Notes	2015	2014
(MILLIONS, EXCEPT AS NOTED)
Revenues	5	$441	$480
Other income		27	3
Direct operating costs		(134)	(130)
Management service costs	5	(14)	(11)
Interest expense – borrowings	9	(105)	(101)
Share of earnings from equity-accounted investments	6	3	1
Unrealized financial instruments loss	4	(8)	-
Depreciation	7	(158)	(126)
Other		(2)	19
Income before income taxes		50	135
Income tax recovery (expense)
Current	10	(5)	(8)
Deferred	10	6	(2)
		1	(10)
Net income		$51	$125
Net income attributable to:
Non-controlling interests
Preferred equity	11	$8	$9
Participating non-controlling interests - in operating subsidiaries	11	14	40
General partnership interest in a holding subsidiary held by Brookfield	11	-	1
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	11	14	37
Limited partners' equity	12	15	38
		$51	$125
Basic and diluted earnings per LP Unit		$0.10	$0.29

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

UNAUDITED	Notes	2015	2014
THREE MONTHS ENDED MARCH 31
(MILLIONS)
Net income		$51	$125
Other comprehensive loss that may be reclassified to
net income
Financial instruments designated as cash-flow hedges
Losses arising during the year	4	(48)	(36)
Reclassification adjustments for amounts recognized in
net income	4	(7)	8
Foreign currency translation		(508)	(14)
Deferred income taxes on above items	10	4	5
Total items that may be reclassified subsequently to net income		(559)	(37)
Other comprehensive loss		(559)	(37)
Comprehensive (loss) income		$(508)	$88
Comprehensive (loss) income attributable to:
Non-controlling interests
Preferred equity	11	$(53)	$(21)
Participating non-controlling interests - in operating subsidiaries	11	(47)	40
General partnership interest in a holding subsidiary held by Brookfield	11	(4)	1
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	11	(191)	34
Limited partners' equity	12	(213)	34
		$(508)	$88

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income								Participating
									General	non-controlling
				Actuarial					partnership	interests - in a
				(losses)				Participating	interest in	holding subsidiary
				gains on		Total		non-controlling	a holding	- Redeemable
UNAUDITED	Limited	Foreign		defined		limited		interests - in	subsidiary	/Exchangeable
THREE MONTHS ENDED MARCH 31	partners'	currency	Revaluation	benefit	Cash flow	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at December 31, 2013	$(337)	$(83)	$3,160	$(7)	$(7)	$2,726	$796	$1,303	$54	$2,657	$7,536
Net income	38	-	-	-	-	38	9	40	1	37	125
Other comprehensive (loss) income	-	5	-	-	(9)	(4)	(30)	-	-	(3)	(37)
Capital contributions (Note 11)	-	-	-	-	-	-	-	245	-	-	245
Distributions or dividends declared	(51)	-	-	-	-	(51)	(9)	(17)	(2)	(50)	(129)
Other	2	-	(2)	-	-	-	-	-	1	-	1
Change in period	(11)	5	(2)	-	(9)	(17)	(30)	268	-	(16)	205
Balance, as at March 31, 2014	$(348)	$(78)	$3,158	$(7)	$(16)	$2,709	$766	$1,571	$54	$2,641	$7,741

Balance, as at December 31, 2014	$(241)	$(241)	$3,685	$(9)	$(27)	$3,167	$728	$2,062	$59	$2,865	$8,881
Net income	15	-	-	-	-	15	8	14	-	14	51
Other comprehensive loss	-	(217)	-	-	(11)	(228)	(61)	(61)	(4)	(205)	(559)
Capital contributions (Note 11)	-	-	-	-	-	-	-	330	-	-	330
Distributions or dividends declared	(61)	-	-	-	-	(61)	(8)	(35)	(3)	(55)	(162)
Distribution reinvestment plan	1	-	-	-	-	1	-	-	-	-	1
Other (Note 3)	-	-	-	-	-	-	-	13	2	(2)	13
Change in period	(45)	(217)	-	-	(11)	(273)	(61)	261	(5)	(248)	(326)
Balance, as at March 31, 2015	$(286)	$(458)	$3,685	$(9)	$(38)	$2,894	$667	$2,323	$54	$2,617	$8,555

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED
THREE MONTHS ENDED MARCH 31	Notes	2015	2014
(MILLIONS)
Operating activities
Net income		$51	$125
Adjustments for the following non-cash items:
Depreciation	7	158	126
Unrealized financial instrument loss	4	8	-
Share of earnings from equity accounted investments	6	(3)	(1)
Deferred income tax (recovery) expense	10	(6)	2
Other non-cash items		9	(8)
Dividends received from equity-accounted investments	6	8	6
Changes in due to or from related parties		14	40
Net change in working capital balances		(7)	(18)
		232	272
Financing activities
Long-term debt - borrowings	9	521	581
Long-term debt - repayments	9	(317)	(296)
Capital contributions from participating non-controlling interests -
in operating subsidiaries	11	330	245
Distributions paid:
To participating non-controlling interests - in operating
subsidiaries and preferred equity	11	(44)	(26)
To unitholders of Brookfield Renewable or BRELP	12	(115)	(164)
		375	340
Investing activities
Acquisitions	3	(528)	(540)
Investment in:
Sustaining capital expenditures	7	(15)	(11)
Development and construction of renewable power
generating assets	7	(21)	(11)
Investment in securities		(16)	-
Restricted cash and other		28	(26)
		(552)	(588)
Foreign exchange loss on cash		(9)	-
Cash and cash equivalents
Increase		46	24
Balance, beginning of period		150	203
Balance, end of period		$196	$227
Supplemental cash flow information:
Interest paid		$59	$51
Interest received		4	3
Income taxes paid		10	14

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

brookfield renewable energy partners l.p.

notes to the consolidated financial statements

1.  organization and description of the business

The business activities of Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power generating facilities in North America, Latin America and Europe.

Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011.

The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.

The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as Brookfield in these financial statements.

Brookfield Renewable’s non-voting limited partnership units (“LP Units”) are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange.

2.  BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2014.

Certain information and footnote disclosure normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) have been omitted or condensed.  These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2014 audited consolidated financial statements.

The interim consolidated financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with IFRS.

The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. Certain comparative figures have been reclassified to conform to the current year’s presentation.

These interim consolidated financial statements have been authorized for issuance by the Board of Directors of its general partner, BRPL, on May 6, 2015.

All figures are presented in millions of United States (“U.S.”) dollars unless otherwise noted.

(b) Basis of preparation

The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value.  Cost is recorded based on the fair value of the consideration given in exchange for assets.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

Consolidation

These interim consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the consolidated balance sheets.

(c) Future changes in accounting policies

There are no future changes to IFRS with potential impact on Brookfield Renewable other than the changes disclosed in the December 31, 2014 audited consolidated financial statements.

3.  BUSINESS COMBINATIONS

The following investments were accounted for using the acquisition method, and the results of operations have been included in the interim consolidated financial statements since the respective dates of acquisition.

Portugal Wind Portfolio

In February 2015, Brookfield Renewable acquired two wind facilities in Portugal (“Portugal Wind”) with an aggregate capacity of 123 MW, and expected to generate 260 GWh annually.

The acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 40% interest. Total consideration of €65 million ($71 million) included cash paid on closing of €58 million ($63 million), post-closing adjustments, and deferred consideration.

Brazil Portfolio

In March 2015, Brookfield Renewable completed the acquisition of a 313 MW operating renewable power generation portfolio in Brazil (“Brazil Portfolio”), comprising of 43 MW of hydroelectric, 150 MW of wind and 120 MW of biomass generating capacity and a 55 MW biomass development project. The operating portfolio is expected to generate 1,264 GWh annually.

The acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 40% interest. Total consideration of R$1,678 million ($525 million) included cash paid of R$1,546 million ($484 million) and deferred consideration. The acquisition costs of $2 million were expensed as incurred.

Voting Agreements

In March 2015, Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries (and their managing members) related to Brookfield Infrastructure Fund II (the “BIF II Entities”) which are co-investors along with a subsidiary of Brookfield Renewable in Brazilian entities (the “FIPs”) which hold the Brazil Portfolio power generating operations. Pursuant to these voting agreements, the BIF II Entities agreed to provide Brookfield Renewable, among other things, the authority to direct the election of the manager of the jointly-owned FIPs.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

Purchase price allocations, at fair values, with respect to the acquisitions are as follows:

(MILLIONS)	Brazil	Portugal	Total
Cash and cash equivalents	$19	$-	$19
Restricted cash	16	5	21
Trade receivables and other current assets	10	3	13
Property, plant and equipment, at fair value	708	209	917
Current liabilities	(18)	(19)	(37)
Long-term debt	(197)	(111)	(308)
Other long-term liabilities	-	(16)	(16)
Non-controlling interests	(13)	-	(13)
Net assets acquired	$525	$71	$596

During the three months ended March 31, 2015, the purchase price allocations for the acquisitions completed during the three months ended March 31, 2014 were finalized. No material changes to the provisional purchase price allocations disclosed in the December 31, 2014 audited consolidated financial statements in respect of the acquisitions had to be considered.

The estimated fair values of the assets acquired and liabilities assumed are expected to be finalized within 12 months of the acquisition date.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

4.  risk management and financial instruments

Risk management

Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk.  Brookfield Renewable uses financial instruments primarily to manage these risks.

There have been no material changes in exposure to these risks since the December 31, 2014 audited consolidated financial statements.

Fair value disclosures

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price, as applicable.  The fair value of interest rate swap contracts, which form part of financing arrangements, is calculated by way of discounted cash flows, using market interest rates and applicable credit spreads.

A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.

Assets and liabilities  measured at fair value are categorized into one of three hierarchy levels, described below.  Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.

Level 1 –  inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and

Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

The following table presents Brookfield Renewable’s assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy:

	Mar 31, 2015				Dec 31
(MILLIONS)	Level 1	Level 2	Level 3	2015	2014
Assets measured at fair value:
Cash and cash equivalents	$196	$-	$-	$196	$150
Restricted cash(1)	290	-	-	290	313
Financial instrument assets(1)
Energy derivative contracts	-	21	-	21	31
Foreign exchange swaps	-	69	-	69	35
Available-for-sale investments(2)	43	-	-	43	31
Property, plant and equipment	-	-	18,361	18,361	18,566
Liabilities measured at fair value:
Financial instrument liabilities(1)
Energy derivative contracts	-	(1)	-	(1)	-
Interest rate swaps	-	(216)	-	(216)	(170)
Foreign exchange swaps	-	-	-	-	(4)
Liabilities for which fair value is disclosed:
Long-term debt and credit facilities	-	(8,697)	-	(8,697)	(8,434)
Total	$529	$(8,824)	$18,361	$10,066	$10,518

(1)       Includes both the current and long-term amounts.

(2)       Available-for-sale investments represent investment in securities.

There were no transfers between levels during the three months ended March 31, 2015.

Financial instruments disclosures

The aggregate amount of Brookfield Renewable’s net financial instrument positions are as follows:

	Mar 31, 2015			Dec 31, 2014
			Net (Assets)	Net (Assets)
(MILLIONS)	Assets	Liabilities	Liabilities	Liabilities
Energy derivative contracts	$21	$1	$(20)	$(31)
Interest rate swaps	-	216	216	170
Foreign exchange swaps	69	-	(69)	(31)
Total	90	217	127	108
Less: current portion	66	93	27	51
Long-term portion	$24	$124	$100	$57

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

(a)   Energy derivative contracts

Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable’s interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.

(b)   Interest rate swaps

Brookfield Renewable has entered into interest rate swap contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing.  All interest rate swap contracts are recorded in the interim consolidated financial statements at an amount equal to fair value.

(c)   Foreign exchange swaps

Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.

The following table reflects the unrealized gains (losses) included in the interim consolidated statements of (loss) income:

THREE MONTHS ENDED MARCH 31	2015	2014
(MILLIONS)
Energy derivative contracts	$2	$-
Foreign exchange swaps	(10)	-
	$(8)	$-

The following table reflects the unrealized gains (losses) included in the interim consolidated statements of comprehensive (loss) income:

THREE MONTHS ENDED MARCH 31	2015	2014
(MILLIONS)
Energy derivative contracts	$(6)	$(6)
Interest rate swaps	(46)	(30)
Foreign exchange swaps	4	-
	$(48)	$(36)

The following table reflects the reclassification adjustments recognized in net income in the interim consolidated statements of comprehensive (loss) income:

THREE MONTHS ENDED MARCH 31	2015	2014
(MILLIONS)
Energy derivative contracts	$(7)	$8

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

5.  related party transactions

Brookfield Renewable’s related party transactions are recorded at the exchange amount.  Brookfield Renewable’s related party transactions are primarily with Brookfield Asset Management and its subsidiaries.

The following table reflects the related party agreements and transactions on the interim consolidated statements of income for the three months ended March 31:

(MILLIONS)	2015	2014
Revenues
Power purchase and revenue agreements	$109	$35
Wind levelization agreement	2	1
	$111	$36
Direct operating costs
Energy purchases	$(2)	$(6)
Energy marketing fee	(5)	(5)
Insurance services	(7)	(7)
	$(14)	$(18)
Management service costs	$(14)	$(11)

6. EQUITY-ACCOUNTED INVESTMENTS

The following table outlines the changes in Brookfield Renewable’s equity-accounted investments:

Three months ended		Year ended
(MILLIONS)	Mar 31, 2015	Dec 31, 2014
Balance, beginning of year	$273	$290
California hydroelectric step acquisition	-	(39)
Revaluation recognized through OCI	-	56
Share of OCI	-	1
Share of net income	3	3
Dividends declared	(8)	(27)
Foreign exchange loss	(12)	(11)
Balance, end of period/year	$256	$273

The following table summarizes certain financial information of equity-accounted investments for the three months ended March 31:

(MILLIONS)	2015	2014
Revenue	$22	$41
Net income	6	1
Share of net income (loss)
Cash earnings	4	7
Non-cash loss	(1)	(6)

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

7.   PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE

The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Hydroelectric(1)	Wind	Other(2)	Total(3)
As at December 31, 2014	$15,210	$3,315	$41	$18,566
Foreign exchange	(794)	(204)	(2)	(1,000)
Additions(4)	34	2	-	36
Acquisitions through business combinations	161	527	229	917
Depreciation	(103)	(54)	(1)	(158)
As at March 31, 2015	$14,508	$3,586	$267	$18,361

(1)       Includes intangible assets, the value of which is not material.

(2)       Includes co-generation and biomass.

(3)       Includes construction work in process (“CWIP”) of $231 million.

(4)       Includes $13 million of development assets acquired during the three months ended March 31, 2015.

8.  accounts payable and accrued liabilities

Brookfield Renewable’s accounts payable and accrued liabilities are as follows:

	Mar 31	Dec 31
(MILLIONS)	2015	2014
Operating accrued liabilities	$124	$131
Interest payable on corporate and subsidiary borrowings	85	44
Accounts payable	40	29
LP Unitholders’ distribution and preferred dividends payable(1)	20	19
Other	30	30
	$299	$253

(1)       Includes amounts payable only to external LP Unitholders. Amounts payable to Brookfield are included in due to related parties.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

9.  LONG-TERM DEBT AND CREDIT FACILITIES

The composition of debt obligations is presented in the following table:

	Mar 31, 2015			Dec 31, 2014
	Weighted-average			Weighted-average
	Interest	Term		Interest	Term
(MILLIONS EXCEPT AS NOTED)	rate (%)	(years)		rate (%)	(years)
Corporate borrowings
Series 3 (CDN$200)	5.3	3.6	$158	5.3	3.8	$172
Series 4 (CDN$150)	5.8	21.6	118	5.8	21.9	129
Series 6 (CDN$300)	6.1	1.7	237	6.1	1.9	258
Series 7 (CDN$450)	5.1	5.5	355	5.1	5.8	388
Series 8 (CDN$400)	4.8	6.9	315	4.8	7.1	344
Series 9 (CDN$400)	3.8	10.2	315	-	-	-
	5.0	7.3	$1,498	5.3	6.7	$1,291
Subsidiary borrowings
North America
United States	5.3	8.1	$3,463	5.3	8.3	$3,468
Canada	5.7	13.8	1,642	5.7	13.8	1,798
	5.4	9.9	5,105	5.4	10.2	5,266
Latin America	7.8	11.5	350	7.3	10.4	189
Europe	4.0	11.7	624	3.5	12.5	594
	5.4	10.2	$6,079	5.3	10.4	6,049
Credit facilities	1.4	4.3	$319	1.4	4.5	401
Total debt			$7,896			$7,741
Add: Unamortized premiums(1)			7			8
Less: Unamortized financing fees(1)			(69)			(71)
Less: Current portion			(417)			(256)
			$7,417			$7,422

(1)            Unamortized premiums and unamortized financing fees are amortized to interest expense over the terms of the borrowing.

Corporate borrowings

Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Energy Partners ULC (“BREP Finance”) (Note 13  - Subsidiary public issuers). BREP Finance may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by BREP Finance are unconditionally guaranteed by Brookfield Renewable, BRELP and certain other subsidiaries.

In March 2015, Brookfield Renewable issued C$400 million ($317 million) of medium-term corporate notes, maturing in June 2025 at a fixed rate of 3.75%.

Subsidiary borrowings

Subsidiary borrowings are generally asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Subsidiary borrowings in North America and Europe consist of both fixed and floating interest rate debt.  Brookfield Renewable uses interest rate swap agreements to

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

minimize its exposure to floating interest rates.  Subsidiary borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo, the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate, plus a margin.

In February 2015, Brookfield Renewable secured an 18-month extension on $75 million of debt associated with a portfolio of hydroelectric and wind facilities in the United States held through the Brookfield Americas Infrastructure Fund. The debt bears interest at LIBOR plus 2.75%, and matures in August 2016.

In February 2015, Brookfield Renewable refinanced indebtedness associated with a 45 MW hydroelectric facility in British Columbia by issuing C$90 million ($76 million) of bonds with an interest rate of 2.95%, maturing in May 2023. Brookfield Renewable owns a 50%, equity-accounted interest in this facility.

In February 2015, as part of the acquisition of a 123 MW wind portfolio in Portugal, Brookfield Renewable assumed loans with principal balances totaling €99 million ($109 million). The loans bear interest at an initial weighted-average fixed rate of 6.28%, including the related interest rate swaps, and have a weighted-average remaining term of 9.5 years.

In March 2015, as part of the acquisition of a 313 MW operating renewable power generation portfolio in Brazil comprising of 43 MW of hydroelectric, 150 MW of wind, and 120 MW of biomass generating capacity and a 55 MW biomass development project, Brookfield Renewable assumed R$631 million ($197 million) of debt with a combination of variable and fixed interest rates, and a weighted-average remaining term of 12.7 years.

Credit facilities

Brookfield Renewable’s corporate credit facilities in the amount of $1,280 million mature in June 2019 and the applicable margin is 1.20%. The credit facilities are used for general working capital purposes. The credit facilities are available by way of advances in Canadian dollars, U.S. dollars, Euro (€) or British Pound Sterling (£) in the form of (i) Canadian prime rate loans (ii) U.S. base rate loans (iii) bankers’ acceptance (“BA”) rate loans (iv) LIBOR loans (v) EURIBOR loans and (vi) letters of credit. Refer to Note 15 – Commitments, contingencies and guarantees for further details regarding letters of credit. The credit facilities bear interest at the applicable BA rate, LIBOR or EURIBOR plus an applicable margin. The applicable margin is tiered on the basis of Brookfield Renewable’s unsecured long-term debt rating. Standby fees are charged on the undrawn balance.

In addition, Brookfield Asset Management provided a $200 million committed unsecured revolving credit facility maturing in December 2015, at LIBOR plus 2%.

Brookfield Renewable and its subsidiaries issue letters of credit from some of its credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts.

The following table summarizes the available portion of credit facilities:

	Mar 31	Dec 31
(MILLIONS)	2015	2014
Authorized credit facilities	$1,480	$1,480
Draws on credit facilities(1)	(113)	(401)
Issued letters of credit	(217)	(227)
Available portion of credit facilities	$1,150	$852

(1)            Amounts are unsecured and revolving. Interest rate is at the LIBOR plus 1.20% (December 31, 2014: 1.20%).

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

During the three months ended March 31, 2015, Brookfield Renewable borrowed $206 million from a subscription credit facility made available by a private fund sponsored by Brookfield. This subscription credit facility is only available to Brookfield Renewable on a limited basis. The facility has an interest rate of LIBOR plus 1.55% and is secured by capital contributed to the private fund.

10.  Income taxes

Brookfield Renewable’s effective income tax rate was 2% for the three months ended March 31, 2015 (2014: 7.4%). The effective tax rate is less than the statutory rate primarily due to rate differentials and non-controlling interests’ income not subject to tax.

11. Non-controlling interests

Brookfield Renewable’s non-controlling interests are comprised of the following:

	Mar 31	Dec 31
(MILLIONS)	2015	2014
Preferred equity	$667	$728
Participating non-controlling interests - in operating subsidiaries	2,323	2,062
General partnership interest in a holding subsidiary held by Brookfield	54	59
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	2,617	2,865
Total	$5,661	$5,714

Preferred equity

Brookfield Renewable’s preferred equity consists of Class A Preference Shares as follows:

			Earliest	Dividends declared
		Cumulative	permitted	for the three months
	Shares	dividend	redemption	ended March 31		Mar 31	Dec 31
(MILLIONS)	outstanding	rate	date	2015	2014	2015	2014
Series 1 (CDN$250)	10	5.25%	Apr 30, 2015	$2	$3	$197	$214
Series 3 (CDN$250)	10	4.40%	Jul 31, 2019	2	2	196	214
Series 5 (CDN$175)	7	5.00%	Apr 30, 2018	2	2	137	150
Series 6 (CDN$175)	7	5.00%	Jul 31, 2018	2	2	137	150
	34			$8	$9	$667	$728

The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at March 31, 2015, none of the issued Class A Preference Shares have ever been redeemed by Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”).

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

Participating non-controlling interests – in operating subsidiaries

The net change in participating non-controlling interests – in operating entities is as follows:

	Brookfield
	Americas	Brookfield		Brookfield
	Infrastructure	Infrastructure	The Catalyst	Energia
(MILLIONS)	Fund	Fund II	Group	Renovável	Other	Total
As at December 31, 2013	$891	$207	$116	$46	$43	$1,303
Net income	14	22	14	-	1	51
OCI	54	187	8	-	10	259
Capital contributions(1)	-	610	-	-	-	610
Distributions	(45)	(89)	(12)	(3)	-	(149)
Other	-	-	-	(11)	(1)	(12)
As at December 31, 2014	$914	$937	$126	$32	$53	$2,062
Net income	(7)	16	3	-	2	14
OCI	(36)	(16)	-	(5)	(4)	(61)
Capital contributions(1)	-	330	-	-	-	330
Distributions	(11)	(22)	-	-	(2)	(35)
Other	-	13	-	-	-	13
As at March 31, 2015	$860	$1,258	$129	$27	$49	$2,323
Interests held by third parties	75-80%	50-60%	25%	24-30%	23-50%

(1)         Capital contributions are for the purposes of acquisitions and fund expenses.

General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

Brookfield, as the owner of the 1% general partnership interest in BRELP held by Brookfield (“GP interest”), is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP Unit distributions exceed $0.4225 per LP Unit, the incentive distribution is equal to 25% of distributions above this threshold.

Consolidated equity includes Redeemable/Exchangeable partnership units and the GP interest. The Redeemable/Exchangeable partnership units are held 100% by Brookfield, which at its discretion has the right to redeem these units for cash consideration. No Redeemable/Exchangeable partnership units have been redeemed for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP Units of Brookfield Renewable, the Redeemable/Exchangeable partnership units are classified as equity in accordance with IAS 32, Financial Instruments: Presentation. The Redeemable/Exchangeable partnership units and GP interest are presented as non-controlling interests since they provide Brookfield the direct economic benefits and exposures to the underlying performance of BRELP. The LP Units issued by Brookfield Renewable and  the Redeemable/Exchangeable partnership units issued by its subsidiary BRELP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable/Exchangeable partnership units and the GP interest participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of Brookfield Renewable.

As at March 31, 2015, general partnership units, representing the GP interest and Redeemable/Exchangeable partnership units outstanding were 2,651,506 (December 31, 2014: 2,651,506) and 129,658,623 (December 31, 2014: 129,658,623), respectively.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

Distributions

The composition of the distributions for the three months ended March 31 is presented in the following table:

(MILLIONS)	2015	2014
General partnership interest in a holding subsidiary held by Brookfield	$1	$1
Incentive distribution	2	1
	$3	$2

Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	$55	$50
	$58	$52

12. LIMITED PARTNERS’ EQUITY

Limited partners’ equity

As at March 31, 2015, LP Units outstanding were 143,400,603 (December 31, 2014: 143,356,854) including 40,026,986 (December 31, 2014: 40,026,986) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.

During the three months ended March 31, 2015, 43,749 LP Units (2014: 45,459 LP Units) were issued under the distribution reinvestment plan.

As at March 31, 2015, Brookfield’s direct and indirect interest of 169,685,609 LP Units and Redeemable/Exchangeable partnership units represents approximately 62% of Brookfield Renewable on a fully-exchanged basis.

On an unexchanged basis, Brookfield holds a 28% direct limited partnership interest in Brookfield Renewable, a 47% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units and a direct 1% GP interest in BRELP as at March 31, 2015.

Distributions

Distributions may be made by the general partner of Brookfield Renewable with the exception of instances that there is insufficient cash available, payment rends Brookfield Renewable unable to pay its debt or payment of which might leave Brookfield Renewable unable to meet any future contingent obligations.

For the three months ended March 31, 2015, Brookfield Renewable declared distributions on its LP Units of $61 million or $0.415 per LP Unit (2014: $51 million or $0.3875 per LP Unit).

The composition of the distribution for the three months ended March 31 is presented in the following table:

(MILLIONS)	2015	2014
Brookfield	$17	$15
External LP Unitholders	44	36
	$61	$51

In February 2015, unitholder distributions were increased to $1.66 per unit on an annualized basis, an increase of eleven cents per unit, to take effect with the distribution payable in March 2015.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

13.  subsidiary public issuers

The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and BREP Finance:

						Brookfield
	Brookfield	BRP	BREP	Other	Consolidating	Renewable
(MILLIONS)	Renewable	Equity	Finance	Subsidiaries(1)	adjustments(2)	consolidated
As at March 31, 2015:
Current assets	$23	$-	$1,521	$725	$(1,547)	$722
Long-term assets	2,893	657	-	18,957	(3,544)	18,963
Current liabilities	22	8	24	2,373	(1,547)	880
Long-term liabilities	-	-	1,492	9,410	(652)	10,250
Preferred equity	-	667	-	-	-	667
Participating non-controlling interests -
in operating subsidiaries	-	-	-	2,323	-	2,323
Participating non-controlling interests -
in a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	-	-	-	2,617	-	2,617
As at December 31, 2014:
Current assets	$21	$-	$1,307	$697	$(1,331)	$694
Long-term assets	3,166	717	-	19,148	(3,876)	19,155
Current liabilities	20	9	16	1,954	(1,312)	687
Long-term liabilities	-	-	1,286	9,706	(711)	10,281
Preferred equity	-	728	-	-	-	728
Participating non-controlling interests -
in operating subsidiaries	-	-	-	2,062	-	2,062
Participating non-controlling interests -
in a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	-	-	-	2,865	-	2,865

(1)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity and BREP Finance.

(2)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

						Brookfield
	Brookfield	BRP	BREP	Other	Consolidating	Renewable
(MILLIONS)	Renewable	Equity	Finance	Subsidiaries(1)	adjustments(2)	consolidated
For the three months ended Mar 31, 2015
Revenues	$-	$-	$-	$441	$-	$441
Net income (loss)	15	-	(1)	52	(15)	51
For the three months ended Mar 31, 2014
Revenues	$-	$-	$-	$480	$-	$480
Net income (loss)	38	-	-	125	(38)	125

(1)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity and BREP Finance.

(2)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

See Note 9 – Long-term debt and credit facilities for additional details regarding the mid-term corporate notes issued by BREP Finance. See Note 11 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

14.  segmented information

Brookfield Renewable operates renewable power generating assets, which include conventional hydroelectric facilities and wind facilities located in North America, Latin America and Europe. Brookfield Renewable also operates two co-generation (“Co-gen”) facilities and three biomass facilities. Brookfield Renewable’s Chief Executive Officer, President and Chief Operating Officer, and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of power generation (Hydroelectric, Wind, and Other, which includes Co-gen and Biomass).

Effective January 1, 2015, the geographies by which the Hydroelectric and Wind segments are further evaluated and for which information is disclosed have changed in order to allow the CODM to more effectively evaluate the business in a manner aligned with the continental operating platforms. Accordingly, while information regarding the United States and Canada will continue to be disclosed in a manner consistent with prior periods, these two segments have been further combined into the “North America” segment. The “Latin America” segment includes the former Brazil segment, while the “Europe” segment was not affected as a result of these changes.

In accordance with IFRS 8, Operating Segments, Brookfield Renewable discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 2 – Basis of presentation and significant accounting policies of the December 31, 2014 audited consolidated financial statements. Brookfield Renewable analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations.

Adjusted EBITDA means revenues less direct costs (including energy marketing costs), plus Brookfield Renewable’s share of cash earnings from equity-accounted investments and other income, before interest, income taxes, depreciation, management service costs and the cash portion of non-controlling interests.

Funds From Operations is defined as Adjusted EBITDA less interest, current income taxes and management service costs, which is then adjusted for the cash portion of non-controlling interests.

Transactions between the reportable segments occur at fair value.

The following segmented information is regularly reported to our CODM.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

	Hydroelectric				Wind				Other(1)	Corporate	Total
	North America			Latin	North America
(MILLIONS)	U.S.	Canada	Total	America	U.S.	Canada	Total	Europe
For the three months ended
March 31, 2015:
Revenues	$191	$106	$297	$45	$20	$31	$51	$41	$7	$-	$441
Adjusted EBITDA	127	104	231	31	10	26	36	39	4	(3)	338
Interest expense - borrowings	(41)	(16)	(57)	(4)	(9)	(8)	(17)	(7)	-	(20)	(105)
Funds From Operations prior to
non-controlling interests	85	88	173	24	1	18	19	31	4	(37)	214
Cash portion of non-controlling
interests	(31)	(2)	(33)	(3)	(3)	-	(3)	(14)	-	(8)	(61)
Funds From Operations	54	86	140	21	(2)	18	16	17	4	(45)	153
Depreciation	(49)	(20)	(69)	(34)	(16)	(17)	(33)	(21)	(1)	-	(158)
For the three months ended
March 31, 2014:
Revenues	$206	$98	$304	$89	$29	$39	$68	$-	$19	$-	$480
Adjusted EBITDA	151	79	230	73	16	35	51	-	11	(5)	360
Interest expense - borrowings	(39)	(16)	(55)	(5)	(10)	(10)	(20)	-	-	(21)	(101)
Funds From Operations prior to
non-controlling interests	110	63	173	62	6	25	31	-	11	(37)	240
Cash portion of non-controlling
interests	(35)	-	(35)	(4)	(7)	-	(7)	-	-	(9)	(55)
Funds From Operations	75	63	138	58	(1)	25	24	-	11	(46)	185
Depreciation	(37)	(20)	(57)	(34)	(18)	(16)	(34)	-	(1)	-	(126)

(1)            Includes Co-gen.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

The following table reconciles Adjusted EBITDA and Funds From Operations, presented in the above tables, to net income as presented in the interim consolidated statements of income for the three months ended March 31:

(MILLIONS)	Notes	2015	2014
Revenues	5	$441	$480
Other income		27	3
Share of cash earnings from equity-accounted investments	6	4	7
Direct operating costs		(134)	(130)
Adjusted EBITDA		338	360
Interest expense - borrowings	9	(105)	(101)
Management service costs	5	(14)	(11)
Current income tax expense	10	(5)	(8)
Funds From Operations prior to non-controlling interests		214	240
Less: cash portion of non-controlling interests
Preferred equity	11	(8)	(9)
Participating non-controlling interests - in operating
subsidiaries	11	(53)	(46)
Funds From Operations		153	185
Add: cash portion of non-controlling interests	11	61	55
Depreciation	7	(158)	(126)
Unrealized financial instruments loss	4	(8)	-
Share of non-cash loss from equity-accounted investments	6	(1)	(6)
Deferred income tax recovery (expense)	10	6	(2)
Other	3	(2)	19
Net income		$51	$125

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

The following table presents information about Brookfield Renewable’s certain balance sheet items on a segmented basis:

	Hydroelectric				Wind energy					Other(1)	Corporate	Total
	North America			Latin	North America			Latin
(MILLIONS)	U.S.	Canada	Total	America	U.S.	Canada	Total	America	Europe
As at March 31, 2015:
Property, plant and
equipment, at fair value	$7,883	$4,721	$12,604	$1,904	$1,188	$1,029	$2,217	$318	$1,051	$267	$-	$18,361
Total assets	8,416	4,938	13,354	2,078	1,264	1,065	2,329	340	1,182	275	127	19,685
Total borrowings	2,817	1,058	3,875	400	616	572	1,188	137	613	16	1,605	7,834
Total liabilities	4,314	1,980	6,294	556	758	800	1,558	145	820	19	1,738	11,130
For the three months ended
March 31, 2015:
Additions to property, plant
and equipment	10	6	16	179	1	-	1	318	210	229	-	953
As at December 31, 2014:
Property, plant and
equipment, at fair value	$7,922	$5,168	$13,090	$2,120	$1,203	$1,137	$2,340	$-	$975	$41	$-	$18,566
Total assets	8,463	5,286	13,749	2,287	1,292	1,164	2,456	-	1,108	43	206	19,849
Total borrowings	2,814	1,155	3,969	189	621	629	1,250	-	583	-	1,687	7,678
Total liabilities	4,345	2,214	6,559	300	706	865	1,571	-	747	1	1,790	10,968
For the year ended
December 31, 2014:
Additions to property, plant
and equipment	1,415	40	1,455	19	10	17	27	-	1,129	-	-	2,630

(1)            Includes Co-gen and biomass.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

15.  Commitments, contingencies and guarantees

Commitments

In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements are renewable and extend up to 2091.

In November 2014, Brookfield Renewable entered into an agreement to acquire a 488 MW portfolio in Brazil comprising hydroelectric, wind, and biomass generating capacity. During the three months ended March 31, 2015 Brookfield Renewable completed the acquisition of 368 MW in renewable power generation facilities. The acquisition of a 120 MW hydroelectric facility, expected to generate 527 GWh annually, is expected to close in the second quarter of 2015, subject to regulatory approvals and closing conditions. The acquisition is being pursued with our institutional partners, and Brookfield Renewable will retain an approximate 40% controlling interest.

The remaining development project costs on three hydroelectric projects in Brazil totaling 72 MW and a 12 MW wind facility in Ireland are expected to be $264 million. The wind facility in Ireland is expected to be fully operational in 2015, and the hydroelectric projects in Brazil in 2017.

Contingencies

Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.

Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 9 – Long-term debt and credit facilities.

Brookfield Renewable along with institutional investors have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund and the Brookfield Infrastructure Fund II. As at March 31, 2015, letters of credit issued by Brookfield Renewable along with institutional investors were $115 million (2014: $125 million).

Guarantees

In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

16.  subsequent eventS

In April 2015, the fixed dividend rate on the Series 1 Preference Shares for the five years commencing May 1, 2015 and ending April 30, 2020 was reset and, if declared, will be paid at an annual rate of 3.355% ($0.2096875 per share per quarter). The holders of 4,518,289 Series 1 Preference Shares exercised their right to convert their shares into Class A, Series 2 Preference Shares on a one-for-one basis. The holders of the Series 2 Preference Shares will be entitled to receive floating rate cumulative preferential cash dividends, equal to the T-Bill Rate plus 2.62%. The quarterly dividend in respect of the May 1, 2015 to July 31, 2015 dividend period will be paid at an annual rate of 3.148% (C$0.198367 per share), payable on July 31, 2015).

On May 5, 2015, an affiliate of Brookfield, on behalf of a consortium of investors that would, if successful, include Brookfield Renewable, pre-qualified for the Colombian government’s sale process relating to its controlling stake in Isagen, Colombia’s second largest energy generator.

Brookfield Renewable Energy Partners L.P.                                                                      Interim Report                                                                                         March 31, 2015

GENERAL INFORMATION

Corporate Office

73 Front Street

Fifth Floor

Hamilton, HM12

Bermuda

Tel:  (441) 294-3304

Fax: (441) 516-1988

www.brookfieldrenewable.com

Officers of Brookfield Renewable Energy Partners L.P.’s Service Provider, BRP Energy Group L.P.

Harry Goldgut

Group Chairman

Richard Legault

Chief Executive Officer

Sachin Shah

President and Chief Operating Officer

Nicholas Goodman

Chief Financial Officer

Transfer Agent & Registrar

Computershare Trust Company of Canada

100 University Avenue

9th floor

Toronto, Ontario, M5J 2Y1

Tel  Toll Free: (800) 564-6253

Fax Toll Free: (888) 453-0330

www.computershare.com

Directors of the General Partner of

Brookfield Renewable Energy Partners L.P.

Jeffrey Blidner

Eleazar de Carvalho Filho

John Van Egmond

David Mann

Lou Maroun

Patricia Zuccotti

Lars Josefsson

Exchange Listing

NYSE: BEP (LP Units)

TSX:    BEP.UN (LP Units)

TSX:    BRF.PR.A (Preferred shares – Series 1)

TSX:    BRF.PR.B (Preferred shares – Series 2)

TSX:    BRF.PR.C (Preferred shares – Series 3)

TSX:    BRF.PR.E (Preferred shares – Series 5)

TSX:    BRF.PR.F (Preferred shares – Series 6)

Investor Information

Visit Brookfield Renewable online at
www.brookfieldrenewable.com  for more information. The 2014 Annual Report and Form 20-F is also available online. For detailed and up-to-date news and information, please visit the News Release section.

Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov  and  through SEDAR at www.sedar.com.

Shareholder enquiries should be directed to the Investor Relations Department at (416) 359-1955 or
unitholderenquiries@brookfieldrenewable.com

NYSE:

BEP

TSX:

BEP.UN

www.brookfieldrenewable.com